
13002551

AFRICAN DEVELOPMENT BANK



Ref: FTRY/LET/2012/12/001
Date: 10 APR 2013

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities and Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Dear Sir,

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4(a), (b) and (c)

In accordance with Sections 288.2(a) and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), we transmit herewith, for filing with the United States Securities and Exchange Commission, two copies of the periodic report of the African Development Bank for the quarter ended 31 December 2012, which includes, among other things, the African Development Bank's financial statements for the year 2012.

Yours faithfully,



Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2(a) and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2012
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

DESCRIPTION (1)	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY (million)	DEALER
NGN 786.25 million Fixed rate Note	Borrowing	19-Oct-12	30-Oct-12	30-Oct-13	NGN 786.3	Morgan Stanley
NGN 2,612 million Fixed Rate Medium Term Note	Borrowing	2-Nov-12	15-Nov-12	15-Nov-13	NGN 2,612.0	Citigroup
US$500 million, Global March 2017, Tranche 2	Borrowing	8-Nov-12	16-Nov-12	15-Mar-17	USD 500.0	Goldman Sachs / Standard Chartered
JPY 2.605 billion Euro Yen Dual Currency (AUD/JPY) Note	Borrowing	21-Nov-12	30-Nov-12	29-May-14	JPY 2,605.0	Nomura
TRY 6.5 million Fixed Rate Education Bond	Borrowing	21-Nov-12	20-Dec-12	21-Dec-17	TRY 6.5	CA-CIB
ZAR 7.0 million Fixed Rate Education Bond	Borrowing	22-Nov-12	20-Dec-12	21-Dec-17	ZAR 7.0	CA-CIB
AUD 150 million Kangaroo March 2022, Tranche 5	Borrowing	5-Dec-12	18-Dec-12	23-Mar-22	AUD 150.0	Daiwa / Deutsche Bank / RBC
USD 100 million Fixed Rate Callable Note	Borrowing	5-Dec-12	24-Dec-12	24-Dec-15	USD 100.0	JP Morgan
TRY 4 million Fixed Rate Education Bond, Tap1	Borrowing	6-Dec-12	20-Dec-12	21-Dec-17	TRY 4.0	CA-CIB
USD 50 million Fed Funds Floater	Borrowing	11-Dec-12	27-Dec-12	27-Dec-14	USD 50.0	BNP Paribas
UGX 34.892 billion	Borrowing	12-Dec-12	28-Dec-12	28-Dec-17	UGX 34,892.0	Standard Bank

ECP transactions

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY (in million)	DEALER
ECP	Commercial paper	15-Oct-12	17-Oct-12	29-Oct-12	USD 150.0	Deutsche Bank
ECP	Commercial paper	3-Dec-12	5-Dec-12	5-Mar-13	USD 150.0	Bank of America
ECP	Commercial paper	3-Dec-12	5-Dec-12	11-Mar-13	USD 230.0	Bank of America
ECP	Commercial paper	3-Dec-12	5-Dec-12	5-Mar-13	USD 90.0	Citibank
ECP	Commercial paper	3-Dec-12	5-Dec-12	5-Mar-13	USD 30.0	Bank of America
ECP	Commercial paper	3-Dec-12	5-Dec-12	5-Mar-13	USD 100.0	Citibank
ECP	Commercial paper	3-Dec-12	5-Dec-12	5-Mar-13	USD 100.0	Citibank
ECP	Commercial paper	3-Dec-12	5-Dec-12	5-Mar-13	USD 100.0	Deutsche Bank
ECP	Commercial paper	10-Dec-12	12-Dec-12	12-Jun-13	USD 100.0	Bank of America
ECP	Commercial paper	10-Dec-12	12-Dec-12	12-Jun-13	USD 25.0	Citibank
ECP	Commercial paper	11-Dec-12	14-Dec-12	5-Jun-13	USD 85.0	Deutsche Bank
ECP	Commercial paper	13-Dec-12	17-Dec-12	17-Jun-13	USD 20.0	Citibank
ECP	Commercial paper	13-Dec-12	17-Dec-12	18-Mar-13	USD 80.0	Bank of America
ECP	Commercial paper	13-Dec-12	17-Dec-12	10-Jun-13	USD 75.0	Deutsche Bank

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (in million)
ZAR 1 billion Domestic Issue	11-Dec-07	14-Dec-07	14-Dec-12	ZAR 1,000.0
ZAR 200 million Domestic Issue	11-Dec-07	14-Dec-07	14-Dec-12	ZAR 200.0
USD 1 billion Global	24-Sep-09	1-Oct-09	1-Oct-12	USD 1,000.0
ZAR 1.65 billion	27-Nov-09	7-Dec-09	27-Dec-12	ZAR 1,650.0

Matured ECP Transactions

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (in million)	DEALER
ECP	3-May-12	7-May-12	13-Nov-12	USD 50.0	Deutsche Bank
ECP	13-Sep-12	17-Sep-12	17-Dec-12	USD 80.0	Bank of America
ECP	25-Sep-12	28-Sep-12	21-Dec-12	USD 200.0	Bank of America
ECP	15-Oct-12	17-Oct-12	29-Oct-12	USD 150.0	Deutsche Bank

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 31 December 2012.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,



Pierre Van Peteghem
Treasurer

CONFIDENTIAL

AFRICAN DEVELOPMENT BANK

ADB/BD/WP/2013/March 2013
Prepared by: FFCO
Original: English/French

Probable Date of Board Presentation:
- **AUFI: 19 March 2013**
- **Full Board: 27 March 2013**

FOR CONSIDERATION

MEMORANDUM

TO : **THE BOARD OF DIRECTORS**

FROM : **Donald KABERUKA**
President

SUBJECT : **ADB FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 ***

In accordance with the Bank's Financial Regulations, I submit hereto, the Financial Statements of the African Development Bank for the year ended December 31, 2012.

Attch.

*Questions on this document should be referred to:

Mr. A. O. Odukomaiya	Director, FFCO	Extension 2026
Mr. N. Ngwenya	Division Manager, FFCO 1	Extension 2105
Mr. K. Agboluaje	Chief Financial Accountant, FFCO 1	Extension 3636
Mr. M. Derbel	Principal Treasury Accountant, FFCO 1	Extension 2741

ADB FINANCIAL STATEMENTS
DECEMBER 31, 2012

The financial highlights for the year ended December 31, 2012 are summarized below. The financial statements and indicators for the year ended December 31, 2008 to 2012 are summarized in schedules A and B attached to this memorandum

1. Results of Operations

1.1 The Bank's income before distributions approved by the Board of Governors for the year ended December 31, 2012 amounted to UA 198.62 million compared to an income of UA 164.51 million in 2011. Distribution of part of 2011 income approved by the Board of Governors during 2012, included in the income statement for the year ended December 31, 2012 amounted to UA 110 million compared to UA 113 million in 2011.

The trend of the Bank's operating results for the years 2008 to 2012 is shown below and in schedule A attached to this memorandum:

Trend in operating results



UA millions
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
Year
Administrative Expenses
Income before distributions
Income on loans and investments
Interest expense

The above trend shows that total income on loans and investments decreased steadily from UA 564.45 million in 2008 to UA 489.18 million in 2011, increasing to UA 553.64 million in 2012. The trend is consistent with movements in interest rates in the global financial markets over the years. Interest expense declined from UA 317.62 million in 2008 to a low level of UA 176.78 million in 2010, and thereafter increasing to UA 217.25 million in 2012. On the other hand, administrative expenses of the Bank increased steadily over the last five years, from UA 46.78 million in 2008 to UA 104.64 million in 2012. Consequently, the financial results of the Bank declined from an income before distribution of UA 304.67 million in 2008 to UA 164.51 million in 2011, then increased to an income before distribution of UA 198.62 million in 2012.

The changes in the amounts of income before distributions as shown in the graph above are also affected by the effect of the fluctuation in the fair valuation of borrowings and derivatives.

1.2 The significant factors influencing the financial results of 2012 compared to 2011, either positively or negatively are the following:

Positive impacts:

- Increase in investment and loan income by UA 28.22 million or 16.19% and UA 36.24 million or 11.51%, respectively.

  The chart below compares the movement in investment and loan income with the investment and loan balances over the last five years:

  Evolution of investment and loan income



UA millions
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Earning assets
600
500
400
300
200
100
-
Income
2008
2009
2010
2011
2012
Year
Total earning assets
Loans
Investments
Total income
Loans income
Investment income

Whilst loan and investment balances have been increasing steadily since 2008, loan income which declined between 2008 and 2009 have been picking up since 2010. The lower loan income in 2009 and 2010 was primarily due to low interest rates during that period. Income on loans increased by UA 36.24 million in 2012 compared to 2011, due mainly to an overall higher average outstanding loan balance in 2012. Similarly, although investment income was unstable over the past 5 years, it increased from UA 174.26 million in 2011 to UA 202.47 million in 2012 due mainly to slightly improved market conditions; and

- Reduction in net translation losses which amounted to UA 2.27 million in 2012 compared to net losses of UA 27.95 million in 2011. The significant translation loss in 2011 was largely attributable to the impact of the reset of the SDR basket on January 1st, 2011 and the impact of the tracking error inherent in the SDR.

Negative impacts

- Although interest expense has decreased from the high of UA 317.62 million in 2008 to UA 176.78 million in 2010, during the year ended December 31, 2012, interest expense increased slightly from UA 204.66 million in 2011 to UA 217.25 million in 2012. The increase in interest expense in 2012 was due to the higher level of the average borrowings in the year.

  The chart below shows the trend of borrowings and interest expense over of the last five years:

  Evolution of borrowings and interest expenses



UA millions
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Borrowings
350
300
250
200
150
100
50
0
Interest expense
2008
2009
2010
2011
2012
Year
Borrowings
Interest expense

- Fair valuation losses on borrowings and related derivatives amounted to UA 10.17 million in 2012 compared to net losses of UA 3.04 million in 2011;

- Net impairment provision on loans and related charges amounting to UA 29.69 million was reported for the year ended December 31, 2012, compared to an amount of UA 17.68 million provided in 2011. The impairment charge for 2012 comprised of UA 15.58 million for public sector loans and UA 14.11 million for private sector loans. The impairment on public sector loans relate mainly to Zimbabwe and Sudan in the amounts of UA 13.12 million and UA 2.04 million, respectively while the amount for private sector arose mainly from the impairment charge on loans to RASCOM and Helios Towers Nigeria for a combined amount of UA 13.14 million. In contrast, the relatively lower impairment charge of UA 17.68 million in 2011 was mainly due to the reversal in that year of impairment provision of UA 10.55 million on loans to Côte d'Ivoire;

- Net reversal of impairment provision on treasury investments held at amortized cost amounted to UA 0.29 million in the current year, compared to a net reversal of UA 6.39 million that was recorded on such investments in 2011 following the sale of some investments held at amortized cost; and

- Increase in the Bank's share of administrative expenses including depreciation from UA 83.96 million in 2011 to UA 109.23 million in 2012. This increase was primarily attributable to the increase in the Bank Group's total administrative expenses from UA 239 million in 2011 to UA 290 million in 2012 (see paragraph 1.4 below), and the reduction in the percentage share of the ADF in the shareable administrative expense incurred by the Bank Group from 68.76% in 2011 to 65.91% in 2012.

1.3 Zimbabwe, Sudan and Somalia remained the three borrowing countries with arrears that are more than six months at the end of December 2011 and 2012. A comparative summary of loan charges in arrears for six months and over is presented below:

(UA thousands)

Borrower	**Loan Principal Outstanding**	**Arrears on principal**	**Cumulative charges in arrears as at:**	
	31.12.2012	**31.12.2012**	**31.12.2012**	**31.12.2011**
SOMALIA	4,355	4,355	10,665	10,318
SOUDAN	57,788	57,788	62,367	61,744
ZIMBABWE	196,763	193,464	185,616	172,715
PRIVATE SECTOR	52,010	14,020	20,040	17,660
Total	**310,916**	**269,627**	**278,687**	**262,437**

- The cumulative allowance for impairment on loan principal outstanding and charges receivable at December 31, 2012 amounted to UA 128.51 million and UA 197.80 million, respectively, representing 1.17% and 50.33% of outstanding loan principal and charges receivable, respectively, on that date. The charts below show the evolution over the last five years of impairments compared to outstanding loan principal and charges receivable, respectively:

Evolution of loan impairment to outstanding loans


UA millions
12,000
10,000
8,000
6,000
4,000
2,000
-
Loans
140
120
100
80
60
40
20
-
Loans impairment
2008
2009
2010
2011
2012
Year
Loans outstanding
Impairment on loan principal

Evolution of impairment on loan charges to outstanding balances of loan charges


UA millions
Accrued loans charges
Impairment on loans charges
500
450
400
350
300
250
200
150
100
50
0
250
200
150
100
50
-
2008
2009
2010
2011
2012
Year
Accrued loans charges
Impairment on loans charges

A loan balance that was determined to be irrecoverable amounting to UA 2.28 million was written off during the year. This loan write-off was carried out in accordance with the financial regulations of the Bank, after unsuccessful recovery efforts. Details of this loan written off in 2012; which was covered by full impairment provisions in prior years were as follows:

(UA thousands)

Client	**Outstanding amount in Principal before write off**	**Outstanding amount of charges before write off**	**Total outstanding written off and Provision reversed**	**Observation**
Drop Ivoire (Côte d'Ivoire)	798.27	1,478.32	2,276.59	The project was liquidated.

1.4 Total administrative expenses of the Bank Group (before cost sharing) for the year ended December 31, 2012 amounted to UA 290.45 million (2011: UA 239.21 million), representing 99.28% of the UA 292.55 million budgeted for the year.

Administrative expenses before management fees for the years ended December 31, 2012 and 2011 are made up of the following:

[Amounts in UA thousands]	2012		2011	
	UA	%	UA	%
Salaries	108,372	37%	98,322	41%
Benefits	64,884	22%	36,344	15%
Total Salaries & benefits	173,256	60%	134,666	56%
Other Personnel-related	19,099	7%	15,801	7%
Short-term staff	1,395	0%	1,515	1%
Consultancy	22,828	8%	23,350	10%
Staff training	3,628	1%	4,808	2%
Total Manpower Expense	220,206	76%	180,140	75%
Missions	20,965	7%	19,752	8%
Furniture & Equipment	8,190	3%	7,016	3%
Occupancy	13,343	5%	11,385	5%
Communication	8,686	3%	6,801	3%
Office supply and printing	1,447	0%	1,618	1%
Training of Regional Member Countries	2,617	1%	1,323	1%
Meeting- Bank business	8,982	3%	6,011	3%
Others, net	6,011	2%	5,167	2%
Total Administrative Expenses	290,447	100%	239,213	100%

1.5 Total manpower expenses increased from UA 180.14 million in 2011 to UA 220.21 million in 2012. Increase in manpower expenses is due to a combination of factors, including increase in headcount, additional liabilities to the Bank on Staff benefit plans as a result of actuarial valuation, decentralization and recruitment related costs. On the other hand, other administration expenses amounting to UA 70.24 million for the year ended December 31, 2012 represented an increase of 18.91% over the amount of UA 59.07 million incurred in 2011, primarily due to the increase in the Bank's operating expenses. A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Loan disbursements for the year ended December 31, 2012 amounted to UA 2,208.17 million, compared to UA 1,868.79 million made during the year ended December 31, 2011. On the other hand, loan repayment for 2012 amounted to UA 543.15 million compared to UA 617.22 million in 2011.

2.2 The Bank's reserves, increased by UA 131.26 million from UA 2,536.18 million as at December 31, 2011 to UA 2,667.44 million as at December 31, 2012. In addition to net income for the year, the increase is largely attributable to the fair value gains on borrowings arising from own credit and fair value gains on equity investments recognized directly in equity. Fair value gains on borrowings arising from the effect of the Bank's "own credit" were UA 79.98 million compared to valuation losses of UA 63.51 million for 2011. Fair value gains on equity investments and own credit were offset by the actuarial losses on the Staff Retirement and Medical Plans that were also reported in equity in accordance with the accounting rules. The significant actuarial losses on the defined benefit plans resulted from the lower discount rates used in the actuarial valuation in accordance with the IFRS. IFRS requires that the discount rates for actuarial valuation of benefit plans be determined by reference to market yields of high quality bonds; which are currently low as a result of the ongoing global market conditions. The discount rate used in the actuarial valuation of the defined benefit plans as at December 31, 2012 was 3.63% compared to 4.52% for the previous year.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to consider and approve the financial Statements of the Bank for the year ended December 31, 2012.

Attchs.

SCHEDULE A

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

YEAR ENDED DECEMBER 31,	**2012**	2011	2010	2009	2008
OPERATIONAL INCOME AND EXPENSES					
Income from:					
Loans	351.16	314.92	293.36	288.24	352.28
Investments and related derivatives	197.65	168.85	219.22	222.96	202.88
Others debt securities	4.83	5.41	6.74	7.68	9.29
Total income from loans and investments	553.64	489.18	519.32	518.88	564.45
Borrowing expenses					
Interest and amortized issuance costs	(356.41)	(316.82)	(303.04)	(306.32)	(251.83)
Net interest on borrowing-related derivatives	139.16	112.16	126.27	73.28	(65.79)
Unrealized gain/(loss) on fair-valued borrowings and related derivatives	(30.45)	(13.00)	(27.61)	17.38	12.43
Unrealized gain/(loss) on derivatives on non fair-valued borrowings and others	20.28	9.96	(13.33)	(20.30)	(16.68)
Provision for impairment on loan principal and charges receivables	(29.69)	(17.68)	(26.76)	(11.29)	163.28
Provision for impairment on equity investments	(0.05)	(0.15)	(0.90)	(2.32)	(18.45)
Provision for impairment on investments	0.29	6.39	18.58	3.39	(38.13)
Translation gains/(losses)	(2.27)	(27.95)	4.86	19.63	(9.17)
Other income/(loss)	15.29	4.46	(1.72)	7.34	18.65
Net operational income	309.79	246.55	295.66	299.67	358.76
OTHER EXPENSES					
Administrative expenses	(104.64)	(79.50)	(75.00)	(63.06)	(46.78)
Depreciation - Property, equipment and intangible assets	(4.59)	(4.46)	(4.59)	(4.68)	(5.20)
Sundry gains/(expenses)	(1.94)	1.93	(2.41)	(0.77)	(2.11)
Total other expenses	(111.17)	(82.04)	(82.00)	(68.51)	(54.09)
Income before transfers approved by the Board of Governors	198.62	164.51	213.66	231.16	304.67
Transfers of income approved by the Board of Governors	(110.00)	(113.00)	(146.37)	(162.68)	(257.30)
NET INCOME FOR THE YEAR	**88.62**	**51.51**	**67.29**	**68.48**	**47.36**

FINANCIAL INDICATORS/RATIOS

	2012	2011	2010	2009	2008
Increase/(Decrease) in Loan Income (%)	11.51	7.35	1.78	(18.18)	3.02
Increase/(Decrease) in Investment Income (%)	17.06	(22.98)	(1.68)	9.90	(12.44)
Increase/(Decrease) in Borrowings expense (%)	6.15	15.78	(24.14)	(26.63)	(3.96)
Increase/(Decrease) in Other expenses (%)	35.51	0.04	19.69	26.65	12.52
Increase/(Decrease) in Net operational income (%)	25.65	(16.61)	(1.34)	(16.47)	(3.50)
Loan income/Borrowing expense ratio	1.54	1.52	1.66	1.22	1.09
Increase/(Decrease) in income before transfers (%)	20.73	(23.00)	(7.57)	(24.13)	(5.87)
Interest coverage ratio (1.25x)*	1.91	1.80	2.21	1.99	1.96

* Indicative parameters

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK

FINANCIAL HIGHLIGHTS

(Amounts in UA millions)

SCHEDULE B

BALANCE SHEETS AS AT DECEMBER 31	2012	2011	2010	2009	2008
ASSETS					
Cash	881.45	344.16	395.72	318.83	592.64
Demand obligations	3.80	3.80	3.80	3.80	3.80
Treasury investments	6,487.51	7,590.47	7,433.53	7,412.25	4,575.76
Derivative assets	1,558.33	1,696.68	1,421.48	764.01	736.09
Non-negotiable instruments	1.97	3.04	4.62	8.19	11.86
Accounts receivable	762.67	914.85	1,341.66	924.16	649.01
Loans	11,014.31	9,373.51	8,293.00	7,538.20	5,834.62
Hedged loans-fair value adjustment	86.86	49.87	-	-	-
Accumulated provision for loan losses	(128.51)	(118.02)	(114.21)	(101.92)	(102.64)
Equity participations, net	438.56	309.76	272.24	234.48	188.78
Other debt securities	76.54	79.99	79.75	70.81	68.80
Other assets	31.06	13.34	12.69	11.89	12.23
	21,214.55	**20,261.46**	**19,144.29**	**17,184.68**	**12,570.95**

LIABILITIES, CAPITAL & RESERVES	2012	2011	2010	2009	2008
Accounts payable	2,083.07	1,974.69	2,015.04	1,385.68	843.12
Derivative liabilities	512.60	502.29	328.30	477.12	360.30
Borrowings	13,278.80	12,902.96	11,980.57	10,580.64	6,707.28
Capital- subscriptions paid	2,839.47	2,505.98	2,355.68	2,350.26	2,345.81
Cumulative exchange adjustment on subscriptions	(166.82)	(160.63)	(162.57)	(161.97)	(161.03)
Reserves	2,667.43	2,536.18	2,627.28	2,552.96	2,475.47
	21,214.55	**20,261.46**	**19,144.29**	**17,184.68**	**12,570.95**

FINANCIAL INDICATORS/RATIOS	2012	2011	2010	2009	2008
Average return on liquid funds(%)	2.56	2.13	3.73	3.43	3.51
Average cost of borrowings(%)	1.66	1.64	2.09	2.73	4.99
Average return on loans(%)	3.44	3.57	4.94	4.31	6.19
Total debt/Total callable capital(%) *	22.04	37.91	55.60	86.10	34.56
Senior debt/Callable capital of non borrowing member (%) *	47.34	62.03	107.61	114.78	69.81
Debt/Equity ratio(%)	248.66	264.32	248.54	222.78	144.29
Total Debt/Usable capital %	49.89	54.88	83.76	86.10	59.92
Reserve/Loan ratio *	25.38	28.32	32.99	35.22	44.19
Reserve/Debt ratio (%)	20.09	19.66	21.93	24.13	36.91
Disbursements (UA millions)	2,208.17	1,868.79	1,339.85	2,352.29	727.54

* Indicative parameters

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - DECEMBER 2012
Summary of Administrative Expense
(For All Company Codes)
Amounts in thousands of UA

ANNEX C

Company Codes	ADB Admin. Budget 2000	ADF 2100	NTF 2200	TOTAL ADB Group	7010	7020	7030	7040	7060	7070	7080	7090	7110
PART I - PERSONNEL EXPENSES													
Salaries	108,372			**108,372**	51	186	25	-	44	-	93	-	141
Benefits	64,884			**64,884**	46	36	5	-	43	-	25	-	42
Other Personnel-related	19,099			**19,099**	-	-	34	-	-	-	-	-	-
Short-term staff	1,395			**1,395**	-	-	54	-	-	-	-	-	-
Consultancy	22,827			**22,827**	3,295	1,649	2,409	403	227	(7)	46	364	1,469
Training staff	3,627			**3,627**	-	-	-	-	-	-	-	-	-
Total Personnel Expenses	**220,204**	0	0	**220,204**	**3,391**	**1,871**	**2,527**	**403**	**314**	**-7**	**164**	**364**	**1,652**
PART II - GENERAL EXPENSES													
Missions	20,965			**20,965**	24	84	35	2	2	-	-	17	2
Furniture and Equipment	8,190			**8,190**	-	-	2	-	-	-	-	-	-
Occupancy	13,343			**13,343**	7	12	-	-	-	-	-	-	-
Communication	8,686			**8,686**	7	-	-	-	-	-	-	-	-
Office supplies and printing	1,447			**1,447**	34	-	100	-	-	-	-	-	-
Training of Regional Country Members	2,617			**2,617**	314	535	1,240	36	4	-	-	31	6
Meeting-Bank businees	8,982			**8,982**	24	133	117	58	-	(1)	-	16	17
Other, net	6,011			**6,011**	24	16	711	-	-	-	-	2	154
Total General Expenses	**70,242**	-	-	**70,242**	**433**	**780**	**2,205**	**97**	**6**	**-1**	**0**	**66**	**179**
TOTAL ADMINISTRATIVE EXPENSES	**290,447**	**-**		**290,446**	**3,824**	**2,652**	**4,732**	**500**	**320**	**-8**	**164**	**430**	**1,831**
Cost Sharing	**-185,806**	185,270	536	-									
Administrative Expenses (after Cost Sharing)	**104,641**	**185,270**	**536**	**290,446**									
Distribution of Admin. Expenses by Source:	*33.56*	*59.42*	*0.17*	***93.15***	*1.23*	*0.85*	*1.52*	*0.16*	*0.10*	*(0.00)*	*0.05*	*0.14*	*0.59*

Company Codes	5150	5250	5350	5450	5590	5600	5650	5700	5750	5800	5850	5950	TOTAL	%	TOTAL ALL SOURCES
	BILATERAL AND MULTILATERAL SOURCES (Note 1)														
PART I - PERSONNEL EXPENSES															
Salaries	38	-	-	-	-	252	469	-	-	-	-	98	**1,397**	*1.27*	**109,768**
Benefits	11	-	-	-	-	92	162	-	-	-	-	139	**601**	*0.92*	**65,485**
Other Personnel-related	-	-	-	-	-	-	-	-	-	-	-	-	**34**	*0.18*	**19,133**
Short-term staff	-	-	-	-	-	-	-	-	-	-	-	9	**64**	*4.36*	**1,459**
Consultancy	1,409	-	15	95	83	588	438	30	-	400	249	1,375	**14,536**	*38.90*	**37,364**
Training staff	-	-	-	-	-			-	-			-	**0**	-	**3,627**
Total Personnel Expenses	**1,458**	**0**	**15**	**95**	**83**	**932**	**1,069**	**30**	**0**	**400**	**249**	**1,621**	**16,631**	**46**	**236,835**
PART II - GENERAL EXPENSES															
Missions	-	-	-	-	-	109	74	-	-	-	4	49	**402**	*1.88*	**21,367**
Furniture and Equipment	-	-	-	-	-	0	0	-	-	-	2	-	**4**	*0.05*	**8,195**
Occupancy	-	-	-	-	-	1	0	-	-	-	-	-	**19**	*0.14*	**13,362**
Communication	-	-	-	-	-	0	0	-	-	-	-	2	**9**	*0.10*	**8,694**
Office supplies and printing	-	-	-	-	-	0	0	-	-	-	1	2	**137**	*8.63*	**1,584**
Training of Regional Country Members	-	-	-	4	-	86	86	-	249	100	1	147	**2,838**	*52.02*	**5,456**
Meeting-Bank businees	-	-	-	3	-	0	12	-	-	-	1	2	**382**	*4.08*	**9,364**
Other, net	6	-	-	7	-	5	2	4	-	-	2	4	**938**	*13.49*	**6,949**
Total General Expenses	**6**	**0**	**0**	**13**	**0**	**200**	**174**	**4**	**249**	**100**	**11**	**206**	**4,730**	***6.31***	**74,972**
TOTAL ADMINISTRATIVE EXPENSES	**1,464**	**0**	**15**	**108**	**83**	**1,132**	**1,243**	**34**	**249**	**500**	**260**	**1,827**	**21,361**		**311,807**
Distribution of Admin. Expenses by Source:	*0.47*	-	*0.00*	*0.03*	*0.03*	*0.36*	*0.40*	*0.01*	*0.08*	*0.16*	*0.08*	*0.59*	***6.85***	***100.00***	

Notes:

1 - Bilateral and Multilateral Sources

7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants
5150 - NEPAD-IPPF
5250 - Africa Trade Fund
5350 - Microfinance Capacity Building
5450 - Initiative Migration & Development
5590 - Sustainable Energy Fund for Africa
5600 - Africa Water Facility Fund
5650 - Congo Basin Forest Fund
5700 - Fund for Africa Private Sector
5750 - SFRD for the Great Lakes
5800 - Rural Water Supply & Sanitation Initiative
5850 - Zimbabwe Multi donor Trust Fund
5950 - African Legal Support Facility

African Development Bank

Financial Statements
Year ended December 31, 2012

Page

BALANCE SHEET
AS AT DECEMBER 31, 2012
(UA thousands - Note B)

ASSETS		2012	2011
CASH		881,453	344,156
DEMAND OBLIGATIONS		3,801	3,801
TREASURY INVESTMENTS (Note F)		6,487,512	7,590,469
DERIVATIVE ASSETS (Note G)		1,558,333	1,696,681
NON-NEGOTIABLE INSTRUMENTS			
ON ACCOUNT OF CAPITAL (Note H)		1,974	3,044
ACCOUNTS RECEIVABLE			
Accrued income and charges receivable on loans (Note I)	195,212		193,123
Other accounts receivable	567,456		721,727
		762,668	914,850
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Notes D & I)	10,885,804		9,255,493
Hedged loans – Fair value adjustment (Note G)	86,854		49,871
Equity participations (Note J)	438,555		309,762
Other debt securities (Note K)	76,537		79,990
		11,487,750	9,695,116
OTHER ASSETS			
Property, equipment and intangible assets (Note L)	30,421		12,628
Miscellaneous	641		709
		31,062	13,337
TOTAL ASSETS		**21,214,553**	**20,261,454**

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY	2012		2011
ACCOUNTS PAYABLE			
Accrued financial charges	440,804		435,915
Other accounts payable	1,642,268		1,538,770
		2,083,072	1,974,685
DERIVATIVE LIABILITIES (Note G)		512,596	502,289
BORROWINGS (Note M)			
Borrowings at fair value	12,175,956		11,756,421
Borrowings at amortized cost	1,102,844		1,146,536
		13,278,800	12,902,957
EQUITY (Note N)			
Capital			
Subscriptions paid	2,839,475		2,505,975
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(166,825)		(160,633)
Subscriptions paid (net of CEAS)	2,672,650		2,345,342
Reserves	2,667,435		2,536,181
Total equity		5,340,085	4,881,523
TOTAL LIABILITIES & EQUITY		**21,214,553**	**20,261,454**

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands - Note B)

	2012	2011
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note O)	351,164	314,923
Investments and related derivatives (Note O)	197,647	168,850
Other debt securities	4,827	5,409
Total income from loans and investments	553,638	489,182
Borrowing expenses (Note P)		
Interest and amortized issuance costs	(356,410)	(316,823)
Net interest on borrowing-related derivatives	139,156	112,160
Unrealized losses on borrowings, related derivatives and others	(10,172)	(3,039)
Impairment charge (Note I)		
Loan principal	(12,339)	(3,296)
Loan charges	(17,349)	(14,381)
Impairment charge on equity investments (Note J)	(49)	(152)
Impairment charge on investments	288	6,385
Translation losses	(2,266)	(27,945)
Other income	15,288	4,457
Net operational income	309,785	246,548
OTHER EXPENSES		
Administrative expenses (Note Q)	(104,641)	(79,498)
Depreciation – Property, equipment and intangible assets (Note L)	(4,586)	(4,464)
Sundry expense/ income	(1,940)	1,926
Total other expenses	(111,167)	(82,036)
Income before distributions approved by the Board of Governors	198,618	164,512
Distributions of income approved by the Board of Governors (Note N)	(110,000)	(113,000)
NET INCOME FOR THE YEAR	**88,618**	**51,512**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands - Note B)

	2012	2011
NET INCOME FOR THE YEAR	**88,618**	51,512
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains/(losses) on financial assets at fair value through Other Comprehensive Income	55,299	(37,203)
Unrealized gain/(loss) on fair-valued borrowings arising from "own credit"	79,984	(63,509)
Actuarial losses on defined benefit plans	(92,647)	(89,926)
Total items that will not be reclassified to profit or loss	42,636	(190,638)
Total other comprehensive income	42,636	(190,638)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**131,254**	**(139,126)**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands - Note B)

			Reserves				
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Net Gain on Available-For-Sale Investments	Net (loss)/gain on financial assets at fair value through Other Comprehensive Income	Unrealized (loss)/gain on fair-valued borrowings arising from "own credit"	Total Equity
BALANCE AT JANUARY 1, 2011	2,355,677	(162,572)	2,623,116	4,166	-	-	4,820,387
Effect of change in accounting policy for classification and measurement of financial assets	-	-	52,191	(4,166)	-	-	48,025
Adjusted balance at January 1, 2011	2,355,677	(162,572)	2,675,307	-	-	-	4,868,412
Net income for the year	-	-	51,512	-	-	-	51,512
Other comprehensive income							
Net losses on financial assets at fair value through Other Comprehensive Income	-	-	-	-	(37,203)	-	(37,203)
Unrealized loss on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(63,509)	(63,509)
Actuarial losses on defined benefit plans	-	-	(89,926)	-	-	-	(89,926)
Total other comprehensive income	-	-	(89,926)	-	(37,203)	(63,509)	(190,638)
Net increase in paid up capital	150,298	-	-	-	-	-	150,298
Net conversion gains on new subscriptions	-	1,939	-	-	-	-	1,939
BALANCE AT DECEMBER 31, 2011 AND JANUARY 1, 2012	2,505,975	(160,633)	2,636,893	-	(37,203)	(63,509)	4,881,523
Net income for the year	-	-	88,618	-	-	-	88,618
Other comprehensive income							
Net gains on financial assets at fair value through Other Comprehensive Income	-	-	-	-	55,299	-	55,299
Unrealized gain on fair-valued borrowings arising from "own credit"	-	-	-	-	-	79,984	79,984
Actuarial losses on defined benefit plans	-	-	(92,647)	-	-	-	(92,647)
Total other comprehensive income	-	-	(92,647)	-	55,299	79,984	42,636
Net increase in paid up capital	333,500	-	-	-	-	-	333,500
Net conversion losses on new subscriptions	-	(6,192)	-	-	-	-	(6,192)
BALANCE AT DECEMBER 31, 2012	2,839,475	(166,825)	2,632,864	-	18,096	16,475	5,340,085

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands - Note B)

	2012	2011
CASH FLOWS FROM:		
OPERATING ACTIVITIES :		
Net income	88,618	51,512
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,586	4,464
Provision for impairment on loan principal and charges	29,687	17,677
Unrealized losses on investments and related derivatives	(10,680)	24,990
Amortization of discount or premium on treasury investments at amortized cost	(8,709)	(13,319)
Provision for impairment on investments	(288)	(6,385)
Provision for impairment on equity investments	49	152
Amortization of borrowing issuance costs	6,488	(7,095)
Unrealized loss on fair-valued borrowings and derivatives	10,172	3,039
Translation losses	2,266	27,945
Share of profits in associate	397	436
Net movements in derivatives	52,196	152,415
Changes in accrued income on loans	(16,887)	(30,627)
Changes in accrued financial charges	5,551	12,981
Changes in other receivables and payables	159,430	7,347
Net cash provided by operating activities	322,876	245,532
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(2,208,170)	(1,868,787)
Repayments of loans	543,145	617,215
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	342,283	32,806
Investments at fair value through profit and loss	88,689	15,387
Changes in other assets	(22,311)	(5,106)
Equity participations movement	(68,388)	(53,067)
Net cash used in investing, lending and development activities	(1,324,752)	(1,261,552)
FINANCING ACTIVITIES:		
New borrowings	4,151,028	3,559,293
Repayments on borrowings	(3,648,034)	(2,460,541)
Net cash from capital subscriptions	328,378	153,818
Net cash provided by financing activities	831,372	1,252,570
Effect of exchange rate changes on cash and cash equivalents	(1,236)	(92,349)
Increase in cash and cash equivalents	(171,740)	144,201
Cash and cash equivalents at the beginning of the year	1,583,583	1,439,382
Cash and cash equivalents at the end of the year	**1,411,843**	**1,583,583**
COMPOSED OF:		
Investments maturing within 3 months of acquisition		
Investments at fair value through profit and loss	530,390	1,239,427
Cash	881,453	344,156
Cash and cash equivalents at the end of the year	**1,411,843**	**1,583,583**
SUPPLEMENTARY DISCLOSURE		
1. Operational cash flows from interest and dividends		
Interest paid	(207,908)	(189,824)
Interest received	535,790	509,632
Dividend received	4,292	2,378
2. Movement resulting from exchange rate fluctuations:		
Loans	23,515	161,386
Borrowings	(196,071)	(248,179)
Currency swaps	181,222	50,735

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's headquarters is located in Abidjan, Cote d'Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

1) Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with IAS 18 - Revenue.

2) Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional

currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of the underlying transactions, events and conditions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

3) Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2012 and 2011 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

4) Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of December 31, 2012, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any

member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

5) Employee Benefits

5.1 Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

5.2 Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

6) Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

6.1 Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). These classifications are determined based on the Bank's business model. In accordance with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized cost
A financial asset is classified as at 'amortized cost' only if the asset meets the objective of the Bank's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at 'fair value through profit or loss'.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise of demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)
Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial assets at fair value through other comprehensive income (FVTOCI)
On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

Recognition and Derecognition of Financial Assets
Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors their fair value and if necessary may require additional collateral.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of six months or less.

6.2 Financial Liabilities
i) Borrowings
In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the provisions of the amendments resulting from the improvements to IFRS issued in May 2008 relating to the revised IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss
This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) Other Liabilities
All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

6.3 Derivatives
The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. The Bank did not hold any hybrid financial assets as at December 31, 2012.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives were stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

6.4 Hedge Accounting
The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The

cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

6.5 Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

6.6 Offsetting Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

6.7 Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, fair value changes were reported in income statement. However, the portion of fair value changes on the valuation of borrowings, relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The fair value of loans reported in these financial statements represents Management's best estimates of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year end market lending rates in currencies, including impairment percentages when applicable and credit spreads for non-sovereign loans. The changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. However, the estimated fair value of loans carried at amortized cost is provided in the notes to the financial statements for disclosure purposes only. The estimated fair value of loans is disclosed in note I.

6.8 Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is determined based on valuation models that use inputs that may not be market-observable as of the calculation date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be determined using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

7) Investment in Associate

Under IAS 28, "Investments in Associates", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2012, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its

creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

8) Property and Equipment
Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

9) Intangible Assets
Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

10) Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

11) Allocations and Distributions of Income Approved by the Board of Governors
In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of

income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

12) Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

13) Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

13.1 Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost for Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

13.2 Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on financial assets measured at amortized cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset's original effective interest rate and comparing this amount to the asset's net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active

markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Retirement Benefits– The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate to be used to determine the present value of estimated future pension obligations, based on interest rates of suitably long-term high-quality corporate bonds in the currencies comprising the Bank's UA.

14) Events after the Balance Sheet date

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

15) Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year's reported result.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, certain new and amended International Financial Reporting Standards and Interpretations are not yet effective for application, and have not been applied in preparing these financial statements. The following new standards and amendments are expected to be relevant to the Bank:

- **IFRS 10: "Consolidated Financial Statements".**

IFRS 10 was issued in May 2011 and is effective for annual periods beginning on or after January 2013.
IFRS 10 introduces a new control model to determine whether an investee should be consolidated. This IFRS defines the principle of control and establishes control as the sole basis for determining which entities should be consolidated by the reporting entity. It also establishes principles for the presentation and preparation of consolidated financial statements when an entity has determined that it controls one or more other entities.

The adoption of IFRS 10 is not expected to have any significant impact on the Bank's financial position or performance.

- **IFRS 12: "Disclosure of Interest in Other Entities"**

IFRS 12 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be applied by an

entity that has an interest in any of the following entities: subsidiaries; joint arrangements; associates; and unconsolidated structured entities. This standard requires disclosures of interests in subsidiaries and associates and also expands the disclosure requirements for unconsolidated structured entities.

The adoption of IFRS 12 is not expected to have any significant impact on the Bank's financial position or performance as it only relates to disclosures. However, the Bank will be required to make appropriate additional disclosures in its financial statements, upon adoption.

- **IFRS 13: "Fair Value"**

IFRS 13 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the "level 3" fair valuation hierarchy.

The adoption of IFRS 13 is not expected to have any significant impact on the Bank's financial position or performance. However, the Bank will be required to make appropriate additional disclosures in its financial statements, upon adoption.

- **IAS 19 Revised: "Employee Benefits"**

The amendments to IAS 19 was issued in June 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The key changes in the amended standard correspond to the elimination of the option to defer the recognition of actuarial gains and losses, known as the 'corridor method'. Accordingly, under the amended standard, all actuarial gains and losses have to be recognized immediately in OCI. In addition, an entity is no longer able to recognize in profit or loss the long term expected return on assets held. Finally, the amended standard requires enhanced disclosures about defined benefit plans.

The adoption of the amended IAS 19 is not expected to have any significant effect on the net income of the Bank in terms of recognition of actuarial gains and losses because the Bank already recognizes such gains and losses in OCI under the option provided in the current version of IAS 19. The main impact will arise from the expected change in the measurement principles of the expected returns on plans assets upon adoption of the amended standard.

- **IFRS 7: "Financial Instruments: Disclosures" and IAS 32: "Financial Instruments: Presentation"**

In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity's financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

These amendments to IFRS 7 and IAS 32 are to be applied in the financial statements for the annual periods beginning on or after January 1st, 2013 and annual periods beginning on or after January 1st, 2014, respectively.

The adoption of such amendments is not expected to have any significant impact on the Bank's financial position or performance.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. In 2011, the Bank through a comprehensive exercise, re-defined its risk appetite and revised the capital adequacy policy. As a result of this exercise, the Bank allocates its risk capital between non-core risks (10%), with sovereign and non-sovereign operations sharing equally the remaining balance (45% each). As part of the revision, the Bank's rating scale was also revised as explained under systematic credit risk assessment below.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank's Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its risks are governed by the General Authority on the Bank's Financial Products and Services (the FPS Authority), the General Authority on Asset Liability Management (the ALM Authority) and the Bank's Credit Risk Management Guidelines.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for

Finance. OPSCOM is chaired by the Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval. In June 2012, the Bank also created the Credit Risk Committee (CRC); to ensure effective implementation of the Bank's credit policies and oversee all credit risk issues related to sovereign and non-sovereign operations prior to their submission to OPSCOM.

The ALCO, CRC and OPSCM meet on regular basis to perform their oversight roles. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves strategies to manage the balance sheet. The Credit Risk Committee took over the Credit Risk responsibilities previously handled by ALCO including the coverage of the end–to–end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst others. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

1) Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections below.

The Bank's maximum exposure to credit risk before collateral received or other credit enhancements is as follows:

(UA thousands)

Assets	2012	2011
Cash	881,453	344,156
Demand obligations	3,801	3,801
Treasury investments at amortized cost	2,898,638	3,227,610
Treasury investments at fair value	3,597,839	4,372,106
Derivative assets	1,558,333	1,696,681
Non-negotiable instruments on account of capital	1,974	3,044
Accrued income and charges receivable on loans	393,016	378,011
Other accounts receivable	540,002	748,812
Loans	11,014,312	9,373,517
Equity participations	488,467	359,229
Other debt securities	76,537	79,990

1.1 Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

1.1.1 Country Exposure

The Bank's exposures as at December 31, 2012 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loans Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Botswana	3	1,146,267	-	130,466	1,015,801	9.22
Cameroon	1	25,847	-	17,231	8,616	0.08
Cape Verde	3	48,932	-	-	48,932	0.44
Congo	2	10,768	-	-	10,768	0.10
Côte d'Ivoire	1	5,819	-	-	5,819	0.05
Democratic Republic of Congo	10	649,232	-	-	649,232	5.89
Egypt	13	1,638,813	-	638,489	1,000,324	9.08
Equatorial Guinea	3	62,682	-	60,497	2,185	0.02
Ethiopia	2	1,357	-	-	1,357	0.01
Gabon	14	533,147	-	295,600	237,547	2.16
Mauritius	8	468,962	-	308,597	160,365	1.46
Morocco	43	3,570,929	434,940	970,139	2,165,849	19.66
Namibia	4	36,252	-	-	36,252	0.33
Nigeria	2	20,962	-	-	20,962	0.19
Seychelles	3	13,054	-	-	13,054	0.12
Somalia**	3	4,355	-	-	4,355	0.04
South Africa	6	1,853,600	-	744,016	1,109,584	10.07
Sudan** (1)	5	57,788	-	-	57,788	0.52
Swaziland	6	45,566	-	-	45,566	0.41
Tunisia	34	2,268,321	-	470,013	1,798,308	16.33
Zimbabwe**	12	196,763	-	-	196,763	1.79
Multinational	3	27,437	-	-	27,437	0.25
Total Public Sector	**181**	**12,686,853**	**434,940**	**3,635,049**	**8,616,864**	**78.23**
Total Private Sector	**93**	**3,633,453**	**407,828**	**828,177**	**2,397,448**	**21.77**
Total	**274**	**16,320,306**	**842,768**	**4,463,226**	**11,014,312**	**100.00**

**Excludes fully repaid and cancelled loans.*
*** Countries in arrears as at December 31, 2012.*
(1) The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between representatives of the North and South Sudan. At the end of December 2012, no decision has been taken by the states of North and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

1.1.2 Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with international rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade Master Scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P - Fitch	Moody's	
Very Low Risk	1+	A+ and Above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index. The

country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

1.1.3 Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign guaranteed portfolio reached 2.38 at the end of December 2012, compared to 2.52 as of December 31, 2011. The distribution of the sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign-Guaranteed Loan Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2012	73%	15%	1%	10%	1%
2011	70%	15%	1%	13%	1%
2010	76%	2%	5%	13%	4%
2009	44%	33%	6%	13%	4%
2008	37%	33%	6%	16%	8%
2007	37%	31%	8%	15%	9%

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50% on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations. At the end of December 2012, the Bank's public sector loan portfolio used up to 24.2% of the Bank's total risk capital based on the Bank's revised capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustment, plus accumulated reserves. Callable capital is not included in the computation of risk capital.

1.2 Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are

publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of some pre-determined critical factors.

a) Project Finance

The first factor involves the overall evaluation and assessment of the borrower's financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; and iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model:

i) Capital adequacy– analyses of the composition, adequacy and quality of the institution's capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity's ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes & exchange rate fluctuations.

c) Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

- Financial strength and historic fund performance
- Investment strategy and Risk Management;
- Industry structure ;
- Management and corporate governance; and
- Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.47 at the end of 2012 compared to 3.44 at the end of 2011. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2012	33%	19%	36%	9%	3%
2011	36%	20%	35%	5%	4%
2010	24%	20%	30%	24%	2%
2009	27%	18%	28%	24%	3%
2008	13%	16%	41%	28%	2%
2007	8%	10%	46%	31%	5%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2012, the cumulative impairment allowance to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 34.96 million compared to UA 23.73 million in 2011.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of December 2012, the Bank's non-sovereign portfolio required as risk capital approximately 30.0% of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45% determined by the Bank for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 10.4% of the Bank's total on-balance sheet risk capital sources, below the statutory limit of 15% established by the Board of Governors for equity participations.

1.3 Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15% of the Bank's total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank's capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15% (of the Bank's total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification. However, in order to ensure that: (i) the allocation in aggregate does not exceed 100% of risk capital available for core lending activities, (ii) there is fairness of allocation among RMCs, a Performance Based Adjusted Country Limits formula (PACL) is used.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure

limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

1.4 Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk, however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	**1 year**	**5 years**	**10 years**	**15 years**	**30 years**
Government		A/A2			AA-/Aa3	AAA/Aaa
Government Agencies and Supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invests in money market mutual funds with a minimum rating of AA-/Aa3 and collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative

counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

The financial and economic crisis over the past few years has resulted in the downgrading of banks worldwide. The Bank's derivatives exposures and their credit rating profile are shown in the tables below. Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels.

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure		
	Notional amount	Mark-to-Market	Net Exposure*	AAA	AA+ to AA-	A+ and lower
2012	15,209	1,047	109	0%	54%	46%
2011	15,393	1,192	146	0%	68%	32%
2010	14,504	1,090	96	0%	80%	20%
2009	13,503	288	84	13%	45%	42%

* *After collateral received in cash or securities.*

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 12% of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolios continues to be dominated by highly rated counterparties as shown in the table below. The proportion of exposure to AAA-rated entities increased from the previous year as a result of the re-allocation of assets towards higher rated investments including Government bonds and Supranational institutions.

Credit Risk Profile of the Investment and Derivative Portfolios

	AAA	AA+ to AA-	A+ and lower
2012	62%	31%	7%
2011	58%	33%	9%
2010	69%	24%	7%
2009	65%	25%	10%
2008	59%	21%	20%
2007	43%	54%	3%

The Bank's exposure to the stressed Eurozone economies remains limited to approximately UA 50 million or less than 1 percent of the portfolio.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2012, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 1.9 percent of the Bank's total on-balance sheet risk capital sources.

2) Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at December 31, 2012 and 2011 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2012

[UA thousands]

	Carrying Amount	Contractual Cash Flow	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years
Financial liabilities with derivatives								
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Borrowings at fair value	12,175,956	13,265,739	3,337,816	2,169,485	1,001,629	2,540,107	1,243,953	2,972,749
	11,182,176	12,231,959	3,382,942	1,929,526	694,767	2,488,146	1,263,647	2,472,931
Financial liabilities without derivatives								
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings at amortized cost	1,102,844	1,603,018	406,258	77,260	321,898	43,719	43,719	710,164
	3,185,916	3,686,090	2,489,330	77,260	321,898	43,719	43,719	710,164
Total financial liabilities	**14,368,092**	**15,918,049**	**5,872,272**	**2,006,786**	**1,016,665**	**2,531,865**	**1,307,366**	**3,183,095**
Represented by:								
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings	13,278,800	14,868,757	3,744,074	2,246,745	1,323,527	2,583,826	1,287,672	3,682,913

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2011

[UA thousands]

	Carrying Amount	Contractual Cash Flow	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years
Financial liabilities with derivatives								
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Borrowings at fair value	11,756,421	12,827,396	3,155,904	2,218,600	2,094,462	797,326	2,378,595	2,182,509
	10,621,940	11,447,458	2,811,601	2,093,969	1,974,704	525,365	2,280,618	1,761,201
Financial liabilities without derivatives								
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings at amortized cost	1,146,536	1,731,268	210,081	414,127	61,847	322,421	43,993	678,799
	3,121,221	3,705,953	2,184,766	414,127	61,847	322,421	43,993	678,799
Total financial liabilities	**13,743,161**	**15,153,411**	**4,996,367**	**2,508,096**	**2,036,551**	**847,786**	**2,324,611**	**2,440,000**
Represented by:								
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings	12,902,957	14,558,664	3,365,985	2,632,727	2,156,309	1,119,747	2,422,588	2,861,308

3) Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this policy, during the year ended December 31, 2012, the Bank's currency alignment was adjusted to maintain it within an acceptable band of the composition of the currencies making up the SDR. In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar.

Net currency position at December 31, 2012 and 2011 was as follows:

Net Currency Position at December 31, 2012

[UA thousands]

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	257,972	90,403	253,254	4,187	275,637	881,453	-	881,453
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	1,591,915	1,714,312	11,712	189,416	142,441	3,649,796	-	3,649,796
Investments at amortized cost	874,404	1,368,458	201,055	445,756	-	2,889,673	-	2,889,673
Non-negotiable instruments on account of capital	-	1,690	-	-	-	1,690	284	1,974
Accounts receivable	77,953	293,450	42,391	41,370	276,771	731,935	30,733	762,668
Loans	4,704,154	4,669,029	376,905	2,354	1,220,216	10,972,658	-	10,972,658
Equity participations	46,821	285,949	-	-	43,957	376,727	61,828	438,555
Other debt securities	-	-	-	-	76,537	76,537	-	76,537
Other assets	-	-	-	-	-	-	31,062	31,062
	7,553,219	8,423,291	885,317	683,083	2,039,359	19,584,270	123,907	19,708,177
Liabilities								
Accounts payable	(1,090,479)	135,102	(117,042)	(31,813)	(684,924)	(1,789,156)	(293,916)	(2,083,072)
Borrowings	-	(7,236,808)	(1,540,755)	-	(4,501,237)	(13,278,800)	-	(13,278,800)
Currency swaps on borrowings and related derivatives (b)	(4,657,100)	1,065,808	1,250,560	-	3,334,512	993,780	-	993,780
	(5,747,579)	(6,035,898)	(407,237)	(31,813)	(1,851,649)	(14,074,176)	(293,916)	(14,368,092)
Currency position of equity as at December 31, 2012	**1,805,640**	**2,387,393**	**478,080**	**651,270**	**187,709**	**5,510,094**	**(170,009)**	**5,340,085**
% of subtotal	32.77	43.33	8.68	11.82	3.41	100.00	-	100.00
SDR Composition as at December 31, 2012	36.30	42.96	9.10	11.64	-	100.00	-	100.00

(a) Investments measured at fair value comprise:

Investments measured at fair value	3,597,839
Derivative assets	55,383
Derivative liabilities	(3,426)
Amount per statement of net currency position	3,649,796

(a) Currency Swaps on borrowings comprise:

Derivative assets	1,502,950
Derivative liabilities	(509,170)
Net Swaps on borrowings per statement of net currency position	993,780

Net Currency Position at December 31, 2011

[UA thousands]

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	90,186	16,910	155,642	3,178	78,241	344,156	-	344,156
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	2,082,539	2,136,691	-	33,972	178,815	4,432,017	-	4,432,017
Investments at amortized cost	998,915	1,473,668	311,721	434,059	-	3,218,363	-	3,218,363
Non-negotiable instruments on account of capital	-	2,465	-	-	-	2,465	579	3,044
Accounts receivable	127,025	430,742	(41,054)	10,721	356,992	884,426	30,424	914,850
Loans	3,699,442	4,306,647	459,572	2,263	837,440	9,305,364	-	9,305,364
Equity participations	28,698	174,008	-	-	44,781	247,487	62,275	309,762
Other debt securities	-	-	-	-	79,990	79,990	-	79,990
Other assets	-	-	-	-	-	-	13,337	13,337
	7,026,805	8,541,131	885,880	484,193	1,580,060	18,518,069	106,615	18,624,684
Liabilities								
Accounts payable	(876,273)	(481,111)	(120,793)	(668)	(324,258)	(1,803,103)	(171,582)	(1,974,685)
Borrowings	-	(6,931,615)	(1,771,545)	-	(4,199,797)	(12,902,957)	-	(12,902,957)
Currency swaps on borrowings and related derivatives (b)	(4,531,684)	1,090,151	1,499,964	-	3,076,050	1,134,481	-	1,134,481
	(5,407,957)	(6,322,575)	(392,374)	(668)	(1,448,005)	(13,571,579)	(171,582)	(13,743,161)
Currency position of equity as at December 31, 2011	**1,618,849**	**2,218,556**	**493,506**	**483,525**	**132,055**	**4,946,490**	**(64,967)**	**4,881,523**
% of subtotal	**32.73**	**44.85**	**9.98**	**9.77**	**2.67**	**100.00**	**-**	**100.00**
SDR Composition as at December 31, 2011	**35.66**	**43.01**	**10.15**	**11.18**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:

Investments measured at fair value	4,372,106
Derivative assets	66,001
Derivative liabilities	(6,090)
Amount per statement of net currency position	4,432,017

(a) Currency Swaps on borrowings comprise:

Derivative assets	1,630,680
Derivative liabilities	(496,199)
Net Swaps on borrowings per statement of net currency position	1,134,481

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on January 1, 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in U.S dollars, on the basis of the exchange rates quoted at noon each day in the London market.

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2012 and 2011, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations at December 31, 2012

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD								
EUR	2,263.63	2,118.32	467.27	608.59	7.50	5,465.32	1.57	3bps
GBP	2,318.68	1,972.57	478.64	685.73	7.50	5,463.12	(0.63)	1bps
JPY	2,324.51	1,977.53	527.82	624.96	7.50	5,462.33	(1.42)	3bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	8.25	5,464.50	0.75	1bps
Net assets resulting from a 10% depreciation against the USD								
EUR	2,425.74	1,876.05	500.74	652.18	7.50	5,462.22	(1.53)	3bps
GBP	2,370.91	2,017.01	489.42	579.49	7.50	5,464.33	0.58	1bps
JPY	2,365.40	2,012.32	443.89	635.95	7.50	5,465.06	1.31	2bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	6.82	5,463.07	(0.68)	1bps
Assumptions:								
Base net assets	2,299.56	1,759.73	488.98	630.67	161.34	5,340.28		
Currency weight	0.66	0.42	12.10	0.11	-	-	-	-
Base exchange rate	1.54	1.17	132.42	0.95	-	-	-	-

Sensitivity of the Bank's Net Assets to Currency Fluctuations at December 31, 2011

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD								
EUR	2,144.79	1,950.87	470.59	459.89	27.55	5,053.69	4.53	9bps
GBP	2,196.72	1,816.46	481.99	518.13	27.55	5,040.85	(8.31)	16bps
JPY	2,198.85	1,818.23	530.70	471.49	27.55	5,046.82	(2.34)	5bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	30.30	5,051.91	2.75	5bps
Net assets resulting from a 10% depreciation against the USD								
EUR	2,295.61	1,725.67	503.68	492.24	27.55	5,044.75	(4.41)	9bps
GBP	2,243.99	1,855.55	492.36	437.43	27.55	5,056.88	7.72	15bps
JPY	2,241.97	1,853.88	447.19	480.74	27.55	5,051.33	2.17	4bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	25.04	5,046.65	(2.50)	5bps
Assumptions:								
Base net assets	2,193.20	1,585.97	508.80	476.29	117.26	4,881.52	-	-
Currency weight	0.6600	0.4230	12.1000	0.1110	-	-	-	-
Base exchange rate	1.5341	1.1868	118.9044	0.9948	-	-	-	-

4) Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1) the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2) the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at December 31, 2012 and 2011 was as follows:

Interest Rate Risk Position as at December 31, 2012

[UA thousands]

		1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets									
Cash		881,453	-	-	-	-	-	-	881,453
Demand obligations		3,801	-	-	-	-	-	-	3,801
Treasury investments	(a)	4,171,158	321,470	481,230	275,130	331,810	992,550	(33,879)	6,539,469
Non-negotiable instruments on account of capital		768	510	452	105	68	71	-	1,974
Accounts receivable		960,472	-	-	-	-	-	(197,804)	762,668
Loans - disbursed and outstanding		8,323,002	231,290	224,256	279,831	233,495	1,722,438		11,014,312
Hedged loans-fair value adjustment		-	-	-	-	-	-	86,854	86,854
Accumulated impairment for loan losses		-	-	-	-	-	-	(128,508)	(128,508)
Equity participations		-	-	-	-	-	-	438,555	438,555
Other debt Securities		-	-	-	-	-	76,537	-	76,537
Other assets		-	-	-	-	-	-	31,062	31,062
		14,340,652	**553,271**	**705,939**	**555,066**	**565,373**	**2,791,595**	**196,280**	**19,708,176**
Liabilities									
Accounts payable		(2,083,072)	-	-	-	-	-	-	(2,083,072)
Borrowings	(b)	(11,672,232)	(202,015)	(241)	(245,219)	(241)	(174,834)	9,762	(12,285,019)
Macro-hedge swaps		(444,639)	50,100	103,514	103,309	95,974	91,742	-	-
		(14,199,943)	(151,914)	103,274	(141,910)	95,733	(83,092)	9,762	(14,368,091)
Interest rate risk position as at December 31, 2012*		**140,709**	**401,356**	**809,212**	**413,156**	**661,107**	**2,708,503**	**206,042**	**5,340,085**

** Interest rate risk position represents equity.*

(a) Treasury investments comprise:

Treasury investments	6,487,512
Derivative assets - investments	55,383
Derivative liabilities - investments	(3,426)
Amount per statement of interest rate risk	6,539,469

(b) Borrowings comprise:

Borrowings	13,278,800
Derivative assets - borrowings	(1,502,951)
Derivative liabilities - borrowings	509,170
Net borrowings per statement of interest rate risk	12,285,019

Interest Rate Risk Position as at December 31, 2011

[UA thousands]

		1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets									
Cash		344,156	-	-	-	-	-	-	344,156
Demand obligations		3,801	-	-	-	-	-	-	3,801
Treasury investments	(a)	4,820,278	548,305	291,080	465,015	293,919	1,282,088	(50,305)	7,650,380
Non-negotiable instruments on account of capital		869	967	497	453	105	153	-	3,044
Accounts receivable		1,099,738	-	-	-	-	-	(184,888)	914,850
Loans - disbursed and outstanding		6,860,083	205,156	190,770	253,768	189,769	1,673,971	-	9,373,517
Hedged loans-fair value adjustment		-	-	-	-	-	-	49,871	49,871
Accumulated impairment for loan losses		-	-	-	-	-	-	(118,024)	(118,024)
Equity participations		-	-	-	-	-	-	309,762	309,762
Other debt Securities		-	-	-	-	-	79,990	-	79,990
Other assets		-	-	-	-	-	-	13,337	13,337
		13,128,925	**754,428**	**482,347**	**719,236**	**483,793**	**3,036,202**	**19,753**	**18,624,684**
Liabilities									
Accounts payable		(1,974,685)	-	-	-	-	-	-	(1,974,685)
Borrowings	(b)	(10,861,129)	(335,460)	(230)	(266,171)	(229)	(287,080)	(18,177)	(11,768,476)
Macro-hedge swaps		(521,912)	78,162	50,154	103,371	102,832	187,393	-	-
		(13,357,726)	(257,298)	49,924	(162,800)	102,603	(99,687)	(18,177)	(13,743,161)
Interest rate risk position as at December 31, 2011*		**(228,801)**	**497,130**	**532,271**	**556,436**	**586,396**	**2,936,515**	**1,576**	**4,881,523**

** Interest rate risk position represents equity.*

(a) Treasury investments comprise:

Treasury investments	7,590,469
Derivative assets - investments	66,001
Derivative liabilities - investments	(6,090)
Amount per statement of interest rate risk	7,650,380

(b) Borrowings comprise:

Borrowings	12,902,957
Derivative assets - borrowings	(1,630,680)
Derivative liabilities - borrowings	496,199
Net borrowings per statement of interest rate risk	11,768,476

4.1 Interest Rate Risk on Assets Funded by Debt

Over half of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio.

4.2 Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10% of the Bank's assets funded by equity reprice in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a ten-year moving average of 10-year maturity SDR interest rates.

At the end of 2011 and 2012, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

4.3 Interest Rate Risk Sensitivity Analysis

Net Interest Margin Sensitivity
A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.67 million and UA 5.55 million as of December 31, 2012 and 2011, respectively.

Fair Value Sensitivity
Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the trading investment portfolio and the borrowings and derivative portfolios as of December 31, 2012 and 2011, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2012 and 2011 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift	
	2012	2011	2012	2011
	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)
Investments at fair value through profit or loss	(9,151)	(12,946)	11,229	14,279
Fair-valued borrowings and derivative portfolios	66,451	114,578	(77,118)	(126,498)

5) Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million compared to the amounts in prior years, due in large part to increased market interest rates. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007; total prepayment amounted to UA 199 million, of which 98% related to market-based loans. Prepayment in 2008 amounted to UA 17 million while prepayments in 2009 and 2010 were UA 20 million and UA 67 million, respectively. No prepayments were received in the year ended December 31, 2011. Prepayments in the year ended December 31, 2012 amounted to UA 21.71 million.

6) Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Internal Control Unit (ICU) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's annual report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other businesses processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. The implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15% of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes. This responsibility is supported by institutional standards in the following areas:

- Requirements for appropriate segregation of duties, including the independent authorization of transactions
- Requirements for the reconciliation and monitoring of transactions
- Documentation of controls and procedures
- Training and professional development
- Risk mitigation including insurance where this is effective

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions

made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Fraud and Investigations Department and the existence of a Whistleblower Protection Policy.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at December 31, 2012 and 2011:

Analysis of Financial Assets and Liabilities by Measurement Basis

[UA thousands]

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
December 31, 2012	**Mandatorily at Fair Value**	**Designated at Fair Value**				
Cash	-	-	-	881,453	881,453	881,453
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	3,597,839	-	-	2,889,673	6,487,512	6,751,879
Derivative assets	1,558,333	-	-	-	1,558,333	1,558,333
Non-negotiable instruments on account of capital	-	-	-	1,974	1,974	1,974
Accounts receivable	-	-	-	762,668	762,668	762,668
Loans	16,707	-	-	10,869,097	10,885,804	11,105,922
Equity participations	-	-	438,555	-	438,555	438,555
Other debt securities	-	-	-	76,537	76,537	76,537
Total financial assets	**5,172,879**	**-**	**438,555**	**15,485,203**	**21,096,637**	**21,581,122**
Accounts payable	-	-	-	2,083,072	2,083,072	2,083,072
Derivative liabilities	512,596	-	-	-	512,596	512,596
Borrowings	-	12,175,956	-	1,102,844	13,278,800	13,482,135
Total financial liabilities	**512,596**	**12,175,956**	**-**	**3,185,916**	**15,874,468**	**16,077,803**

[UA thousands]

December 31, 2011	Financial Assets and Liabilities through Profit or Loss: Mandatorily at Fair Value	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	344,156	344,156	344,156
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	4,372,106	-	-	3,218,363	7,590,469	7,812,986
Derivative assets	1,696,681	-	-	-	1,696,681	1,696,681
Non-negotiable instruments on account of capital	-	-	-	3,044	3,044	3,044
Accounts receivable	-	-	-	914,850	914,850	914,850
Loans	-	-	-	9,255,493	9,255,493	9,920,085
Equity participations	-	-	309,762	-	309,762	309,762
Other debt securities	-	-	-	79,990	79,990	79,990
Total financial assets	**6,068,787**	**-**	**309,762**	**13,819,697**	**20,198,246**	**21,085,355**
Accounts payable	-	-	-	1,974,685	1,974,685	1,974,685
Derivative liabilities	502,289	-	-	-	502,289	502,289
Borrowings		11,756,421	-	1,146,536	12,902,957	13,119,945
Total financial liabilities	**502,289**	**11,756,421**	**-**	**3,121,221**	**15,379,931**	**15,596,919**

The table below classifies the Bank's financial instruments that were carried at fair value at December 31, 2012 and 2011 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2012	**2011**	**2012**	**2011**	**2012**	**2011**	**2012**	**2011**
Treasury investments	2,158,492	2,677,417	1,313,023	1,633,882	126,324	60,806	3,597,839	4,372,105
Derivative assets	3,415	5,311	1,533,916	1,616,009	21,002	75,361	1,558,333	1,696,681
Loans	-	-	16,707	-	-	-	16,707	-
Equity participation	6,473	3,689	-	-	432,082	306,073	438,555	309,762
Total financial assets	**2,168,380**	**2,686,417**	**2,863,646**	**3,249,892**	**579,408**	**442,240**	**5,611,435**	**6,378,549**
Derivative liabilities	-	-	(509,975)	(467,299)	(2,621)	(34,990)	(512,596)	(502,289)
Borrowings	(4,928,074)	(5,565,955)	(7,022,769)	(5,929,638)	(225,114)	(260,839)	(12,175,956)	(11,756,432)
Total financial liabilities	**(4,928,074)**	**(5,565,955)**	**(7,532,744)**	**(6,396,937)**	**(227,735)**	**(295,829)**	**(12,688,553)**	**(12,258,721)**

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at December 31, 2011 and 2012 is made up as follows:

(UA thousands)

	Held -for-Trading Treasury Investments	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Available-for-Sale Equity Participations	Derivative Assets	Derivative Liabilities	Borrowings
2011							
Balance at January 1, 2011	**105 797**	-	-	**258 454**	**65 225**	**(39 821)**	**(260 570)**
Transfer arising from adoption of IFRS 9	(105 797)	105 797	258 454	(258 454)	-	-	-
Gains on unquoted equity investments following adoption of IFRS 9	-	-	30 790	-	-	-	-
Gains/(Losses) recognized in income statement	-	(15 151)	-	-	13 743	1 311	(11 902)
Losses recognized in statement of comprehensive income	-	-	(27 996)	-	-	-	-
Purchases, issues and settlements (net)	-	(29 547)	53 066	-	(10 100)	1 908	23 769
Reclassification	-	-	-	-	-	314	-
Translation effects	-	(294)	(8 241)	-	8 463	(673)	(12 135)
Transfer between assets and liabilities	-	-	-	-	(1 970)	1 970	-
Balance at December 31, 2011	-	**60 806**	**306 073**	-	**75 361**	**(34 990)**	**(260 839)**
2012							
Balance at January 1, 2012	-	**60,806**	**306,073**	-	**75,361**	**(34,990)**	**(260,839)**
Gains/(Losses) recognized in income statement	-	(4,646)	-	-	5,592	-	(17,808)
Gains recognized in statement of comprehensive income	-	-	52,473	-	-	397	-
Purchases, issues and settlements (net)	-	69,894	68,388	-	(14,089)	(326)	30,951
Reclassification	-	-	-	-	-	-	-
Translation effects	-	270	5,148	-	(12,174)	(1,389)	22,582
Transfer between assets and liabilities	-	-	-	-	(33,688)	33,688	-
Balance at December 31, 2012	-	**126,324**	**432,082**	-	**21,002**	**(2,621)**	**(225,114)**

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

Day One Profit and Loss

The unamortized balances of day one profit and loss at December 31, 2012 and 2011 were made up as follows:

(UA thousands)	**2012**	2011
Balance at January 1	133,258	132,198
New transactions	22,931	14,807
Amounts recognized in income statement during the year	(16,872)	(16,504)
Translation effects	(10,300)	2,757
Balance at December 31	**129,017**	**133,258**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2012, the Bank had received collateral with fair value of UA 914 million in connection with swap agreements. Of this amount, a total UA 813 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 101 million was in the form of liquid financial assets.

At December 31, 2012 and 2011, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at December 31, 2012 and 2011 was as follows:

[UA thousands]	2012	2011
Treasury investments mandatorily measured at fair value through profit or loss	3,597,839	4,372,106
Treasury investments at amortized costs	2,898,638	3,227,610
Provision for impairment on investments	(8,965)	(9,247)
Total	**6,487,512**	**7,590,469**

Treasury investments mandatorily measured at fair value through profit or loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at December 31, 2012 and 2011 was as follows:

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
[UA millions]	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Time Deposits	233.61	144.46	-	811.41	137.17	23.77	142.43	172.35	513.21	1,151.99
Asset-backed Securities	60.69	35.56	56.04	25.19	9.55	-	-	-	126.28	60.75
Government and agency obligations	833.21	1,065.18	511.79	312.50	10.70	10.66	-	6.47	1,355.70	1,394.81
Corporate bonds	26.89	40.66	0.32	0.75	-	-	11.71	-	38.92	41.41
Financial institutions	442.35	722.32	821.73	902.71	10.02	-	-	-	1,274.10	1,625.03
Supranational	72.17	73.28	194.88	24.84	22.58	-	-	-	289.63	98.12
Total	**1,668.92**	**2,081.46**	**1,584.76**	**2,077.40**	**190.02**	**34.43**	**154.14**	**178.82**	**3,597.84**	**4,372.11**

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2012 was UA 3.579,31 million (2011: UA 4,373.50 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended December 31, 2012 was 1.89% (2011: 1.22%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at December 31, 2012 and 2011 was as follows:

[UA millions]	**2012**	2011
One year or less	2,084.38	2,522.12
More than one year but less than two years	912.85	1,056.16
More than two years but less than three years	462.27	582.61
More than three years but less than four years	7.52	133.11
More than four years but less than five years	19.81	17.64
More than five years	111.01	60.47
Total	**3,597.84**	**4,372.11**

Treasury investments at amortized cost

A summary of the Bank's treasury investments at amortized cost at December 31, 2012 and 2011 was as follows:

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
[UA millions]	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Asset-backed securities	188.30	188.06	-	-	-	-	-	-	188.30	188.06
Government and agency obligations	692.11	685.73	567.69	616.64	210.19	202.03	140.31	230.37	1,610.30	1,734.77
Corporate bonds	83.56	112.38	-	-	25.69	22.84	-	5.03	109.25	140.25
Financial institutions	23.61	80.46	148.32	222.36	18.73	44.75	60.75	67.96	251.41	415.53
Supranational	389.84	415.57	158.39	160.63	191.15	164.44	-	8.36	739.38	749.00
Total	**1,377.42**	**1,482.20**	**874.40**	**999.63**	**445.76**	**434.06**	**201.06**	**311.72**	**2,898.64**	**3,227.61**

The nominal value of treasury investments at amortized cost as at December 31, 2012 was UA 2,932.52 million (2011: UA 3,268.67 million). The average yield of treasury investments at amortized cost for the year ended December 31, 2012 was 3.70% (2011: 3.63%).

The contractual maturity structure of treasury investments at amortized costs as at December 31, 2012 and 2011 was as follows:

[UA millions]	**2012**	2011
One year or less	531.26	387.68
More than one year but less than two years	320.03	550.47
More than two years but less than three years	474.03	289.17
More than three years but less than four years	274.62	455.21
More than four years but less than five years	332.87	284.83
More than five years	965.83	1,260.25
Total	**2,898.64**	**3,227.61**

The fair value of treasury investments at amortized cost at December 31, 2012 was UA 3,154.00 million (2011: 3,440.88 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2012 and 2011 were as follows:

[UA thousands]	**2012**		2011	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	1,237,105	378,198	1,357,151	357,709
Interest rate swaps	253,508	1,183	226,747	7,469
Loan swaps	12,337	128,871	44,594	131,021
Embedded derivatives	-	918	2,188	-
	1,502,950	509,170	1,630,680	496,199
Investments-related:				
Asset swaps	4,370	3,426	3,642	6,090
Macro-hedge swaps and others	51,013	-	62,359	-
	55,383	3,426	66,001	6,090
Total	**1,558,333**	**512,596**	**1,696,681**	**502,289**

The notional amounts of derivative financial assets and financial liabilities at December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
Borrowings-related:		
Cross-currency swaps	8,980,284	9,105,096
Interest rate swaps	4,297,187	4,294,970
Loan swaps	1,284,002	1,246,951
Embedded derivatives	13,532	27,656
	14,575,005	14,674,673
Investments-related:		
Asset swaps	202,489	224,624
Macro-hedge swaps	444,639	521,912
	647,128	746,536
Total	**15,222,133**	**15,421,209**

Loan Swaps
The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures contracts
The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2012, the Bank had 2,934 contracts in Euro and 2,703 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 83 contracts with a nominal value of Euro 100,000 for each contract.

Administrative Expenses Hedge
To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2012 and 2011, there were no open positions with respect to the forward exchange transactions.

Hedge Accounting
The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at December 31, 2012 was a liability of UA 128.87 million. The fair value loss on these loan swaps for the year ended December 31, 2012 was UA 30.76 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 30.77 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a gain of UA 0.01 million.
Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value as at January 1, 2011. For 2012, the amortization of fair value adjustment on the hedged risk amounted to UA 5.51 million.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non- interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV) is to be paid as follows:

1) Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional member countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At December 31, 2012 and 2011, the non-negotiable notes balances were as follows:

[UA thousands]	**2012**	2011
Balance at January 1	3,044	4,625
Net movement for the year	(1,070)	(1,581)
Balance at December 31	**1,974**	**3,044**

NOTE I – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered multi-currency variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate loans to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January, 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule of the loan. The funding spread comprises of a funding cost margin and a market risk premium as determined by the Bank. As part of the fixed lending rate, the funding spread remains fixed for the maturity of the loan for which the lending rate has been fixed. Prior to fixing the lending rate, the single currency fixed rate loan is essentially a variable spread loan.

Fixed Spread Loans: In January 2005, the Bank reviewed the entire set of products and lending processes and adjusted the pricing of its market based loan products for the first time since their introduction in October 1997. To this effect, the Bank simplified the pricing for sovereign and sovereign guaranteed borrowers and suspended variable spread loans by eliminating the funding cost margin and market risk premium. The simplification resulted in a single lending product known as the fixed spread loan with a simple pricing based on a fixed spread over Libor and no other charges.

Enhanced Variable Spread Loans: In January 2009, in response to the impact of the global financial crisis and the ensuing increase in funding costs for all categories of issuers, the Bank revised the financial terms and conditions offered to its sovereign and sovereign guaranteed clients to ensure a full cost pass through of its borrowing costs to its clients, thereby safeguarding its financial integrity and its ability to remain a stable source of long term funding. As a result, the Bank temporarily suspended the fixed spread loan product for sovereign and sovereign guaranteed borrowers, and reintroduced the variable spread loan. For non-sovereign guaranteed borrowers the fixed spread loan product is still applicable.

In December 2009, the Bank introduced the enhanced variable spread loan product, which offers to variable spread loan borrowers a free option to fix the floating base rate. Currently, the Bank's only standard loan product for sovereign and sovereign guaranteed borrowers is the Enhanced Variable Spread Loan.

In May 2010, the lending margin of the enhanced variable spread loan was increased to 60 basis points (from 40 basis points) for every loan approved after January 1, 2011. For non-sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Others: Other loan structures offered by the Bank include parallel co-financing and A/B syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. During the year ended December 31, 2012, the equivalent of USD 810 million was approved for the first syndication transaction by the Bank through B-loans. The Bank's A share of this loan was USD 400 million which an amount of UA 84.13 million was disbursed at the end of December 2012.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle for local currency loans to ensure that the overall cost of funds is compensated.

At December 31, 2012 and 2011 outstanding loans were as follows:

(UA thousands)	2012	2011
Outstanding balance of loans - amortized cost	10,997,605	9,373,517
Outstanding balance of loans - fair value	16,707	-
	11,014,312	**9,373,517**
Less: accumulated provision for impairment	(128,508)	(118,024)
Balance at December 31	**10,885,804**	**9,255,493**

During the year ended December 31, 2012, the Bank disbursed a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. The fair value of this loan has been determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread which was estimated based on the Bank's internal rating methodology for non-sovereign loans.

Fair Value of Loans

At December 31, 2012 and 2011, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2012		2011	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Fixed rate loans	8,179,735	8,278,621	6,316,918	6,505,946
Floating rate loans	2,585,627	2,579,231	2,743,419	3,099,429
Variable rate loans	248,950	248,070	313,180	314,710
	11,014,312	**11,105,922**	**9,373,517**	**9,920,085**
Accumulated provision for impairment	(128,508)	-	(118,024)	-
Net loans	**10,885,804**	**11,105,922**	**9,255,493**	**9,920,085**

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012				**2011**
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	371.24	352.20	211.25	934.69	810.55
More than one year but less than two years	377.21	321.32	25.04	723.57	660.78
More than two years but less than three years	556.47	433.76	4.98	995.21	674.39
More than three years but less than four years	568.35	262.93	3.64	834.92	887.04
More than four years but less than five years	592.29	225.69	2.93	820.91	706.19
More than five years	5,714.17	989.73	1.11	6,705.01	5,634.57
Total	**8,179.73**	**2,585.63**	**248.95**	**11,014.31**	**9,373.52**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at December 31, 2012 and 2011 were as follows:

(Amounts in UA millions)			2012		2011	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	71.71		76.16	
		Japanese Yen	341.06		403.37	
		Pound Sterling	2.55		2.45	
		Swiss Franc	131.53		137.69	
		US Dollar	186.86		198.09	
		Others	0.37		0.35	
			734.08	6.66	818.12	8.73
	Single Currency	Euro	4,032.46		3,000.34	
		Japanese Yen	8.12		11.06	
		South African Rand	891.01		484.71	
		US Dollar	2,511.03		2,002.69	
		Others	3.03		-	
			7,445.65	67.60	5,498.80	58.66
Floating Rate:	Single Currency	Euro	469.55		496.31	
		Japanese Yen	17.53		21.84	
		South African Rand	193.60		214.36	
		US Dollar	1,904.94		2,010.91	
			2,585.62	23.48	2,743.42	29.27
Variable Rate:	Multi-Currency	Euro	51.03		64.23	
		Japanese Yen	1.79		4.36	
		Swiss Franc	-		0.04	
		US Dollar	102.66		105.63	
			155.48	1.41	174.25	1.86
	Single Currency	Euro	29.94		46.50	
		Japanese Yen	21.35		33.19	
		Swiss Franc	1.37		2.05	
		US Dollar	40.82		57.18	
			93.48	0.85	138.93	1.48
Total			**11,014.31**	**100.00**	**9,373.52**	**100.00**

The weighted average yield on outstanding loans for the year ended December 31, 2012 was 3.47% (2011: 3.56%).

A comparative summary of the currency composition of outstanding loans at December 31, 2012 and 2011 was as follows:

(Amounts in UA millions)	2012		2011	
	Amount	**%**	Amount	%
Euro	4,654.70	42.26	3,683.53	39.30
Japanese Yen	389.85	3.54	473.83	5.05
Pound Sterling	2.55	0.02	2.45	0.03
South African Rand	1,084.61	9.85	699.07	7.46
Swiss Franc	132.89	1.21	139.78	1.49
US Dollar	4,746.31	43.09	4,374.51	46.67
Others	3.40	0.03	0.35	-
Total	**11,014.31**	**100.00**	**9,373.52**	**100.00**

Accrued Income and Charges Receivables on Loans

The accrued income and charges receivable on loans as at December 31, 2012 and 2011 were as follows:

[UA thousands]	2012	2011
Accrued income and charges receivable on loans	393,016	378,011
Less: accumulated provision for impairment	(197,804)	(184,888)
Balance at December 31	**195,212**	**193,123**

Provision for Impairment on Loan Principal and Charges Receivable

At December 31, 2012, outstanding loans with an aggregate principal balance of UA 310.92 million (2011: UA 306.70 million), of which UA 269.13 million (2011: UA 271.82 million) was overdue, were considered to be impaired

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
Outstanding balance on impaired loans	310,916	306,704
Less: accumulated provision for impairment	(128,508)	(118,024)
Net balance on impaired loans	**182,408**	**188,680**
Charges receivable and accrued income on impaired loans	278,687	262,437
Less: accumulated provision for impairment	(197,804)	(184,888)
Net charges receivable and accrued income on impaired loans	**80,883**	**77,549**

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)	**2012**	2011
Balance at January 1	118,024	114,207
Provision for impairment on loan principal for the year	12,339	3,296
Provision reversal for loan written off	(798)	-
Translation effects	(1,056)	521
Balance at December 31	**128,508**	**118,024**

Accumulated provision for impairment on outstanding loan principal included those relating to private sector loans. During the year ended December 31, 2012, provision for impairment made on private sector loans principal amounted to UA 11.13 million (2011: UA 12.53). The accumulated provisions on private sector loans at December 31, 2012 amounted to UA 34.96 million.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)	**2012**	2011
Balance at January 1	184,888	169,165
Provision for impairment on loan charges for the year	17,349	14,381
Provision reversal for loan written off	(1,478)	-
Translation effects	(2,955)	1,342
Balance at December 31	**197,804**	**184,888**

Accumulated provision for impairment on loan interest and charges receivable included those relating to private sector loans. During the year ended December 31, 2012, provision for impairment made on interest and charges receivable on private sector loans amounted to UA 2.98 million (2011: UA 2.06 million). The accumulated provision on interest and charges receivable on private sector loans at December 31, 2012 amounted to UA 15.15 million.

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2012, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 3.29 million (2011: no guarantees).

Also, the Bank may provide repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Guarantees provided by the Bank to some of its borrowers outstanding at December 31, 2012 amounted to UA 14.27 million (2011: UA 10.43 million).

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2012 amounted to UA 185.27 million (2011: UA 159.33 million), representing 65.91 percent (2011: 68.76 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2012, the Bank's pro-rata or economic share in ADF was 0.58 percent (2011: 0.63 percent).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of May 13, 2009,

total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

The Bank's equity interests at the end of 2012 and 2011 are summarized below:

(Amounts in UA thousands) Institutions	Year Established	Callable Capital	Carrying Value 2012	2011
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on January 1			(49,466)	(48,878)
Share of loss for the year			(397)	(437)
Impairment for the year			(49)	(152)
		-	61,829	62,274
DIRECT INVESTMENTS				
Development Finance Institutions				
African Export and Import Bank	1993	9,760	21,447	19,175
African Guarantee Fund	2011	-	6,458	651
Central African Development Bank (BDEAC)	1975	2,354	850	830
East African Development Bank	1967	-	4,279	3,162
Eastern and Southern African Trade and Development Bank	1985	35,395	10,942	8,608
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Infrastructure Development Bank of Zimbabwe*	1984	-	-	-
National Development Bank of Sierra Leone*	-	-	-	-
Shelter Afrique	1982	-	11,778	11,752
TCX Investment Company Mauritius Limited	2007	120	19,290	16,139
West African Development Bank (BOAD)	1973	2,354	3,173	2,940
		49,983	78,217	63,257
Commercial Banks				
United Bank for Africa	1961	-	6,473	3,689
		-	6,473	3,689
Microfinance Institutions				
AB Microfinance Bank Nigeria Limited	2007	-	748	728
AccessBank Liberia Limited	2008	-	865	946
AccessBank Tanzania Limited	2007	-	363	317
Advans Banque Congo	2008	-	1,116	802
K-REP Bank Limited	1997	-	2,525	1,814
		-	5,617	4,607
Insurance				
Africa-Re	1977	-	31,845	21,644
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	9,407	5,029
		-	41,252	26,673
TOTAL DIRECT INVESTMENTS		**49,983**	**131,559**	**98,226**
FUNDS				
Africa Capitalization Fund	2010	13,651	13,897	625
Africa Health Fund LLC	2009	5,833	3,261	1,621
Africa Joint Investment Fund	2010	1,531	9,320	4,445
African Agriculture Fund LLC	2010	18,719	5,405	849
African Infrastructure Investment Fund 2	2009	14,295	2,486	1,648
Africlnvest Fund II LLC	2008	3,843	11,651	7,048
Agri-Vie Fund PCC	2008	3,998	4,427	3,689
Argan Infrastructure Fund	2010	11,900	1,053	268
Atlantic Coast Regional Fund LLC	2008	325	10,173	4,423
Aureos Africa Fund LLC	2007	4,446	16,251	9,967
Carlyle Sub-Saharan Africa Fund	2012	28,950	3,767	-
Catalyst Fund I LLC	2010	7,421	1,844	670
Cauris Croissance II Fund	2012	3,965	944	-
ECP Africa Fund I PCC	1998	77	2,275	2,461
ECP Africa Fund II PCC	2005	7,962	24,081	22,574
ECP Africa Fund III PCC	2008	13,331	21,879	9,831
Eight Miles LLP	2012	12,748	103	-
Evolution One Fund	2010	5,186	2,353	249
GEF Africa Sustainable Forestry Fund	2011	5,011	9,896	516
GroFin Africa Fund	2008	4,455	4,946	2,622
Helios Investors II (Mauritius) Limited	2011	10,120	9,859	5,034
I & P Afrique Entrepreneurs	2012	5,193	808	-
Investment Fund for Health in Africa	2010	2,478	6,609	2,156
Maghreb Private Equity Fund II (Mauritius) PCC	2008	1,373	16,243	14,803
Maghreb Private Equity Fund III (Mauritius) PCC	2012	15,720	3,709	-
New Africa Mining Fund II	2010	13,729	17	34
Pan African Infrastructure Development Fund	2007	10,421	17,021	14,376
Pan-African Investment Partners II Limited	2008	20,181	7,615	715
South Africa Infrastructure Fund	1996	899	31,963	38,447
West Africa Emerging Markets Fund	2011	4,259	1,311	191
TOTAL FUNDS		**252,020**	**245,167**	**149,262**
TOTAL DIRECT INVESTMENTS AND FUNDS		**302,003**	**376,726**	**247,488**
GRAND TOTAL		**302,003**	**438,555**	**309,762**

**Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.*

***The cost of equity investments at December 31, 2012 amounted to UA 335.59 million (2011: UA 260.01 million).*

Dividends earned on equity investments amounted to UA 4.29 million for the year ended December 31, 2012 (2011: 2.38 million). No equity investments have been derecognized during the year 2012.

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. These investments are classified as financial assets at amortized cost.

The carrying amount of "Other debt securities" at December 31, 2012 and 2011was as follows:

[UA thousands]	2012	2011
Investments in debt instruments in RMCs – at amortized cost	**76,537**	79,990

NOTE L – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2012	**Land**	**Capital Work In Progress**	**Building and Improvements**	**Furniture, Fixtures & Fittings**	**Equipment & Motor Vehicles**	**Total Property & Equipment**	**Computer Software**	**Property, Equipment & Intangible Assets**
Cost:								
Balance at January 1	480	-	24,314	11,099	48,816	84,708	20,103	104,811
Reclassification	-	2,000	(1,561)	-	(439)	-	-	-
Additions during the year	-	9,341	-	2,242	10,072	21,655	732	22,387
Disposals during the year	-		-	(58)	(279)	(337)	-	(337)
Balance at December 31	480	11,341	22,753	13,284	58,169	106,025	20,836	126,861
Accumulated Depreciation:								
Balance at January 1	-	-	21,791	9,280	41,617	**72,689**	19,494	**92,182**
Depreciation during the year	-	-	102	871	3,182	**4,155**	431	**4,586**
Disposals during the year	-	-	-	(57)	(271)	**(329)**	-	**(329)**
Balance at December 31	-	-	**21,893**	**10,094**	**44,528**	**76,515**	**19,925**	**96,440**
Net Book Values: December 31, 2012	**480**	**11,341**	**860**	**3,190**	**13,640**	**29,511**	**910**	**30,421**

(UA thousands)

	Property and Equipment					Intangible Assets	Grand Total
2011	**Land**	**Building and Improvements**	**Furniture, Fixtures & Fittings**	**Equipment & Motor Vehicles**	**Total Property & Equipment**	**Computer Software**	**Property, Equipment & Intangible Assets**
Cost:							
Balance at January 1	480	23,398	10,513	45,755	80,146	19,569	99,715
Additions during the year	-	916	586	3,070	4,572	534	5,106
Disposals during the year	-	-	-	(9)	(9)	-	(9)
Balance at December 31	480	24,314	11,099	48,816	84,709	20,103	104,812
Accumulated Depreciation:							
Balance at January 1	-	21,690	8,360	38,487	68,537	19,188	87,725
Depreciation during the year	-	102	921	3,136	4,159	306	4,465
Disposals during the year	-	-	-	(6)	(6)	-	(6)
Balance at December 31	-	21,792	9,281	41,617	72,690	19,494	92,184
Net Book Values: December 31, 2011	**480**	**2,522**	**1,818**	**7,199**	**12,019**	**609**	**12,628**

Under the Headquarters' Agreement with the host country, the Bank's owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The land on which the buildings stand are owned by the Government who granted unlimited right of occupancy to the Bank. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. The Government would pay the Bank the value of the building as assessed at the time of the surrender.

NOTE M– BORROWINGS

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100% of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at December 31, 2012 was UA 26,616. million.

As at December 31, 2012 and 2011, the Bank's borrowings were as follows:

[UA millions]	**2012**	2011
Borrowings at fair value	12,175.95	11,756.42
Borrowings at amortized cost	1,102.85	1,146.54
Total	**13,278.80**	**12,902.96**

The Bank's borrowings as at December 31, 2012 included subordinated borrowings in the amount of UA 760.80 million (2011: 795.21 million).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at December 31, 2012 and 2011 was as follows:

Borrowings and Swaps at December 31, 2012

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)
Euro	Fixed	-	-	-	-	146.37	8.71	6.8	-	-	-
	Adjustable	-	-	-	-	4,545.59	0.48	2.5	-	-	-
		-	-	-	-	(265.90)	0.37	2.4	-	-	-
Japanese Yen	Fixed	484.84	454.82	2.85	15.3	-	-	-	-	-	-
		-	-	-	-	(679.57)	1.63	23.8	-	-	-
	Adjustable	587.73	13.53	2.26	3.8	-	-	-	68.41	0.01	0.4
		-	-	-	-	(534.51)	2.08	13.3	(68.41)	1.53	0.4
US Dollars	Fixed	5,984.53	592.09	2.91	3.3	-	-	-	-	-	-
		-	-	-	-	(2,179.19)	2.77	3.0	(2,912.64)	2.12	2.9
	Adjustable	661.84	-	0.59	2.0	2,676.92	0.49	8.8	3,153.79	0.68	3.0
		-	-	-	-	(1,279.63)	0.26	3.8	(318.82)	0.53	3.1
Others (d)	Fixed	4,440.04	41.25	3.56	4.5	5.54	3.92	2.6	-	-	-
		-	-	-	-	(3,812.15)	3.36	4.5	(964.78)	2.93	5.5
	Adjustable	16.98	3.03	9.55	3.6	782.03	4.22	3.4	792.28	2.08	4.6
		-	-	-	-	(228.84)	1.07	6.1	-	-	-
Total	Fixed	10,909.41	1,088.16	3.15	4.5	151.91	8.54	6.6	-	-	-
		-	-	-	-	(6,670.91)	2.99	5.9	(3,877.42)	2.32	3.6
	Adjustable	1,266.54	16.56	1.51	2.9	8,004.53	0.85	4.7	4,014.48	0.94	3.2
		-	-	-	-	(2,308.88)	0.77	6.1	(387.23)	0.71	2.6
Principal at face value		12,175.95	1,104.72	2.99	4.4	(823.35)	-	-	(250.17)	-	-
Net unamortized premium/(discount)		-	(1.87)	-	-	803.16	-	-	249.54	-	-
		12,175.95	1,102.85	2.99	4.4	(20.19)	-	-	(0.63)	-	-
Fair valuation adjustment		-	-	-	-	(838.72) (c)			(251.70) (c)		
Total		**12,175.95**	**1,102.85**	**2.99**	**4.4**	**(858.91)**			**(252.33)**		

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2012 was UA 13,367.67 million and the estimated fair value was UA 13,482.14 million.

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2012.

c. These amounts are included in derivative assets and liabilities on the balance sheet.

d. These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2011

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)
Euro	Fixed	-	-	-	-	295.83	5.66	8.7	-	-	-
	Adjustable	-	-	-	-	4,119.93	1.64	2.9	-	-	-
		-	-	-	-	(134.85)	1.57	2.2	-	-	-
Japanese Yen	Fixed	514.60	507.37	2.83	15.9	-	-	-	-	-	-
		-	-	-	-	(651.45)	1.31	26.3	-	-	-
	Adjustable	722.34	27.66	1.34	4.9	-	-	-	76.26	0.03	1.4
			-	-	-	(803.71)	1.26	5.5	(76.26)	0.78	1.4
US Dollars	Fixed	5,429.19	592.73	3.01	3.2	-	-	-	-	-	-
		-	-	-	-	(2,605.40)	2.70	2.8	(2,686.50)	2.38	2.9
	Adjustable	911.75	-	0.49	1.7	2,984.27	0.10	7.2	3,152.69	0.49	2.6
		-	-	-	-	(1,176.98)	0.16	4.3	(534.11)	0.69	1.2
Others (d)	Fixed	4,178.54	21.26	3.78	3.5	5.40	3.92	3.6	-	-	-
		-	-	-	-	(3,525.02)	3.37	3.3	(998.10)	3.72	5.7
	Adjustable	-	-	-	-	603.23	2.25	5.9	837.65	3.90	5.0
		-	-	-	-	(207.68)	0.55	7.3	-	-	-
Total	Fixed	10,122.33	1,121.36	3.28	4.3	301.23	5.63	8.6	-	-	-
		-	-	-	-	(6,781.87)	2.91	5.3	(3,684.60)	2.74	3.6
	Adjustable	1,634.09	27.66	0.87	3.1	7,707.42	1.09	4.8	4,066.60	1.18	3.1
		-	-	-	-	(2,323.21)	0.66	4.9	(610.37)	0.70	1.2
Principal at face value		11,756.42	1,149.02	2.97	4.2	(1,096.43)	-	-	(228.37)	-	-
Net unamortized premium/(discount)		-	(2.48)	-	-	594.95	-	-	242.80	-	-
		11,756.42	1,146.54	2.97	4.2	(501.48)	-	-	14.43	-	-
Fair valuation adjustment		-	-	-	-	(497.96) (c)	-	-	(233.71) (c)	-	-
Total		**11,756.42**	**1,146.54**	**2.97**	**4.2**	**(999.44)**	-	-	**(219.28)**	-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2011 was UA 13,075.10 million and the estimated fair value was UA 13,119.94 million.

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2011.

c. These amounts are included in derivative assets and liabilities on the balance sheet.

d. These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR. There were no borrowings and derivatives in GBP at the end of the year.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2012 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	2,704.70	376.90	3,081.60
More than one year but less than two years	2,031.34	-	2,031.34
More than two years but less than three years	842.53	-	842.53
More than three years but less than four years	2,490.01	-	2,490.01
More than four years but less than five years	1,185.54	-	1,185.54
More than five years	2,544.56	0.37	2,544.93
Total	**11,798.68**	**377.27**	**12,175.95**

ii) Borrowings Carried at Amortized Cost

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	314.97	13.53	328.50
More than one year but less than two years	15.62	-	15.62
More than two years but less than three years	260.26	-	260.26
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	500.34	-	500.34
Subtotal	**1,091.19**	**13.53**	**1,104.72**
Net unamortized premium and discount	(1.87)	-	(1.87)
Total	**1,089.32**	**13.53**	**1,102.85**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2011 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	2,487.66	350.42	2,838.08
More than one year but less than two years	2,095.01	7.23	2,102.24
More than two years but less than three years	2,016.26	-	2,016.26
More than three years but less than four years	687.59	-	687.59
More than four years but less than five years	2,318.72	-	2,318.72
More than five years	1,789.32	4.21	1,793.53
Total	**11,394.56**	**361.86**	**11,756.42**

ii) Borrowings Carried at Amortized Cost

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	18.48	111.46	129.94
More than one year but less than two years	335.23	-	335.23
More than two years but less than three years	-	-	-
More than three years but less than four years	260.54	-	260.54
More than four years but less than five years	-	-	-
More than five years	423.31	-	423.31
Subtotal	**1,037.56**	**111.46**	**1,149.02**
Net unamortized premium and discount	(2.48)	-	(2.48)
Total	**1,035.08**	**111.46**	**1,146.54**

The fair value of borrowings carried at fair value through profit or loss at December 31, 2012 was UA 12,175.95 million (2011: UA 11,756.42 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2012 was UA 12,262.95 million (2011: UA 10,943.87 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 30 million on fair-valued borrowings and related derivatives for the year ended December 31, 2012 (2011: net loss of UA 13 million). The fair value gain attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended December 31, 2012 was UA 79.98 million (2011: loss of UA 63.51 million).

Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at December 31, 2012, the cumulative unrealized fair value losses to date were UA 935.04 million (2011: losses of UA 812.55 million).

NOTE N – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and six General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000

shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at December 31, 2012, such formalities had not been completed.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60% of the total capital stock of the Bank, and the non-regional group forty percent 40%. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6% paid-up shares and 94% callable shares.

Following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively. Consequently, the authorized capital of the Bank reduced by 163,296 and 19,414 shares representing the retired non-voting callable shares for Canada and Korea, respectively.

Following its Resolution B/BG/2012/04 of May 31, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan and 44,588, shall be available for subscription by non-regional members. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank. As at December 31, 2012, such formalities had not been completed.

The Bank's capital as at December 31, 2012 and 2011 was as follows:

(UA thousands)	**2012**	2011
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,054,500
Less: Unsubscribed	(1,760,009)	(28,732,496)
Subscribed Capital	65,215,041	37,322,004
Less: Callable Capital	(60,252,358)	(34,032,945)
Paid-up Capital	4,962,683	3,289,059
Shares to be issued upon payment of future installments	(2,123,360)	(782,050)
Add: Amounts paid in advance	405	185
	2,839,728	2,507,194
Less: Amounts in arrears	(253)	(1,219)
Capital at December 31	**2,839,475**	**2,505,975**

Included in the total unsubscribed shares of UA 1,760.01 million at December 31, 2012 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2012 were as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	266,666	4.227	110,239	2,556,520	267,291	4.205
2	ANGOLA	73,479	1.165	31,381	703,412	74,104	1.166
3	BENIN	12,330	0.195	5,768	117,533	12,955	0.204
4	BOTSWANA	68,927	1.092	56,428	632,845	69,552	1.094
5	BURKINA FASO	26,919	0.427	11,852	257,345	27,544	0.433
6	BURUNDI	15,013	0.238	7,505	142,626	15,638	0.246
7	CAMEROON	69,113	1.095	30,862	660,281	69,738	1.097
8	CAPE VERDE	4,844	0.077	2,341	46,100	5,469	0.086
9	CENTRAL AFRICAN REPUBLIC	2,823	0.045	1,412	26,822	3,448	0.054
10	CHAD	4,746	0.075	2,216	45,250	5,371	0.085
11	COMOROS	541	0.009	593	4,826	1,166	0.018
12	CONGO	28,561	0.453	12,579	273,050	29,186	0.459
13	COTE D'IVOIRE	234,299	3.714	109,371	2,233,620	234,924	3.696
14	DEMOCRATIC REPUBLIC OF CONGO	64,734	1.026	32,218	615,125	65,359	1.028
15	DJIBOUTI	1,213	0.019	1,517	10,618	1,838	0.029
16	EGYPT	340,853	5.403	145,049	3,263,490	341,478	5.372
17	EQUATORIAL GUINEA	10,096	0.160	4,910	96,057	10,721	0.169
18	ERITREA	2,003	0.032	2,506	17,522	2,628	0.041
19	ETHIOPIA	100,589	1.594	42,952	962,940	101,214	1.592
20	GABON	75,735	1.200	36,611	720,758	76,360	1.201
21	GAMBIA	9,664	0.153	4,241	92,413	10,289	0.162
22	GHANA	143,757	2.279	60,256	1,377,321	144,382	2.271
23	GUINEA	25,650	0.407	11,545	244,961	26,275	0.413
24	GUINEA BISSAU	1,735	0.027	810	16,540	2,360	0.037
25	KENYA	91,706	1.454	39,164	877,900	92,331	1.453
26	LESOTHO	3,664	0.058	3,890	32,760	4,289	0.067
27	LIBERIA	12,238	0.194	5,756	116,637	12,271	0.193
28	LIBYA	255,882	4.056	107,142	2,451,688	256,507	4.035
29	MADAGASCAR	40,965	0.649	17,531	392,120	41,590	0.654
30	MALAWI	18,718	0.297	8,738	178,450	19,343	0.304
31	MALI	27,577	0.437	11,892	263,881	28,202	0.444
32	MAURITANIA	3,698	0.059	4,067	32,916	4,323	0.068
33	MAURITIUS	41,340	0.655	23,173	390,230	41,965	0.660
34	MOROCCO	221,444	3.510	105,453	2,108,990	222,069	3.494
35	MOZAMBIQUE	39,815	0.631	17,014	381,158	40,440	0.636
36	NAMIBIA	21,542	0.341	10,623	204,800	22,167	0.349
37	NIGER	15,982	0.253	7,461	152,363	16,607	0.261
38	NIGERIA	588,948	9.335	253,405	5,635,853	589,371	9.272
39	RWANDA	8,394	0.133	3,634	80,303	9,019	0.142
40	SAO TOME & PRINCIPE	4,305	0.068	2,013	41,054	4,930	0.078
41	SENEGAL	66,609	1.056	27,860	638,241	67,234	1.058
42	SEYCHELLES	1,809	0.029	1,594	16,499	2,434	0.038
43	SIERRA LEONE	15,323	0.243	7,154	146,081	15,948	0.251
44	SOMALIA	1,941	0.031	2,427	16,986	2,566	0.040
45	SOUTH AFRICA	305,208	4.838	102,821	2,949,270	305,833	4.811
46	SUDAN	24,161	0.383	11,920	229,687	24,786	0.390
47	SWAZILAND	7,251	0.115	8,230	64,280	7,876	0.124
48	TANZANIA	51,656	0.819	22,474	494,107	52,281	0.822
49	TOGO	9,983	0.158	4,660	95,171	10,608	0.167
50	TUNISIA	88,809	1.408	43,837	844,260	89,434	1.407
51	UGANDA	31,847	0.505	14,434	304,047	32,472	0.511
52	ZAMBIA	79,451	1.259	34,266	760,239	80,035	1.259
53	ZIMBABWE	130,386	2.067	60,122	1,243,748	131,011	2.061
Total Regionals		**3,794,941**	**60.150**	**1,687,913**	**36,261,689**	**3,827,231**	**60.210**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands) MEMBER STATES		Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals		**3,794,941**	**60.150**	**1,687,913**	**36,261,689**	**3,827,231**	**60.210**
54	ARGENTINA	5,847	0.093	6,108	52,364	6,472	0.102
55	AUSTRIA	28,330	0.449	12,645	270,660	28,955	0.456
56	BELGIUM	40,525	0.642	16,083	389,180	41,151	0.647
57	BRAZIL	28,084	0.445	11,157	269,696	28,710	0.452
58	CANADA	241,520	3.828	138,650	2,276,560	242,145	3.809
59	CHINA	70,920	1.124	31,653	677,550	71,545	1.126
60	DENMARK	74,611	1.183	44,371	701,740	75,236	1.184
61	FINLAND	31,015	0.492	13,843	296,310	31,640	0.498
62	FRANCE	238,291	3.777	106,353	2,276,560	238,916	3.759
63	GERMANY	260,238	4.125	103,245	2,499,140	260,863	4.104
64	INDIA	14,183	0.225	6,335	135,500	14,808	0.233
65	ITALY	153,642	2.435	68,573	1,467,850	154,267	2.427
66	JAPAN	348,471	5.523	155,530	3,329,180	349,096	5.492
67	KOREA	28,330	0.449	12,645	270,660	28,955	0.456
68	KUWAIT	9,707	0.154	9,720	87,350	10,332	0.163
69	NETHERLANDS	54,470	0.863	23,741	520,970	55,095	0.867
70	NORWAY	73,452	1.164	32,785	701,740	74,077	1.165
71	PORTUGAL	15,185	0.241	6,108	145,750	15,810	0.249
72	SAUDI ARABIA	12,229	0.194	4,855	117,440	12,854	0.202
73	SPAIN	69,141	1.096	47,980	643,440	69,766	1.098
74	SWEDEN	98,039	1.554	43,753	936,640	98,664	1.552
75	SWITZERLAND	93,047	1.475	41,528	888,950	93,672	1.474
76	UNITED KINGDOM	106,683	1.691	47,615	1,019,220	107,308	1.688
77	UNITED STATES OF AMERICA	418,250	6.629	166,290	4,016,219	418,875	6.590
Total Non Regionals		**2,514,209**	**39.850**	**1,151,562**	**23,990,669**	**2,529,211**	**39.790**
Grand Total		**6,309,150**	**100.000**	**2,839,475**	**60,252,358**	**6,356,442**	**100.000**

The subscription position including the distribution of voting rights at December 31, 2012 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2012 and 2011, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	**2012**	2011
Balance at January 1	**160,633**	162,572
Net conversion losses/(gains) on new subscriptions	**6,192**	(1,939)
Balance at December 31	**166,825**	**160,633**

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income and gains/losses on fair-valued borrowings arising from "own credit".

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of IFRS 9 on January 1, 2011.

The movements in retained earnings during 2011 and 2012 were as follows:

(UA thousands)	
Balance at January 1, 2011	**2,623,116**
Effect of change in accounting policy following adoption of IFRS 9	52,191
Net income for the year 2011	51,512
Net expenses recognized directly in equity	(89,926)
Balance at December 31, 2011	**2,636,893**
Net income for the current year	88,618
Net expenses recognized directly in equity	(92,647)
Balance at December 31, 2012	**2,632,864**

During the year, the Board of Governors approved the allocation of UA 110.00 million (2011: UA 113.00 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors' approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2011 and 2012 is as follows:

(UA thousands)	
Balance at January 1, 2011	**29,162**
Allocation from 2010 net income	23,130
Distribution to Middle Income Country Technical Assistance Fund	(5,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2011 and January 1, 2012	**42,292**
Distribution to Middle Income Country Technical Assistance Fund	(2,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2012	**35,292**

Transfers to entities for development purposes, including those made from the surplus account, for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)	**2012**	2011
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance - DRC	68,000	68,000
Middle Income Country Technical Assistance Fund	2,000	5,000
Special Relief Fund	5,000	5,000
Balance at December 31	**110,000**	**113,000**

NOTE O – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)	**2012**	2011
Interest income on loans not impaired	316,762	284,159
Interest income on impaired loans	22,784	21,577
Commitment charges	11,319	8,892
Statutory commission	299	295
Total	**351,164**	**314,923**

Income from Investments and Related Derivatives

Income from investments for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)	**2012**	2011
Interest income	**205,385**	224,933
Realized and unrealized fair value losses	**(7,738)**	(56,083)
Total	**197,647**	**168,850**

Total interest income on investments at amortized cost for the year ended December 31, 2012 was UA 112.89 million (2011: UA 116.92 million). During the year ended December 31, 2012, the Bank sold certain financial assets measured at amortized cost. This sale was made due to the significant deterioration in credit risk of such assets. Such sales were permissible within the business model of the Bank. The Bank incurred a loss amounting to UA 1.70 million on derecognition of these financial assets which was fully covered by provisions made in previous years.

NOTE P – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended December 31, 2012 and 2011 were as follows:

[UA thousands]	**2012**	2011
Charges to bond issuers	358,382	340,168
Amortization of issuance costs	(1,972)	(23,345)
Total	**356,410**	**316,823**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2012 was UA 93.98 million (2010: UA 72.01 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2012 and 2011 was as follows:

[UA thousands]	**2012**	2011
Interest on derivatives payable	202,324	192,676
Interest on derivatives receivable	(341,480)	(304,836)
Total	**(139,156)**	**(112,160)**

Unrealized losses on borrowings, related derivatives and others

Unrealized losses on borrowings, related derivatives and others for the years ended December 31, 2012 and 2011 were as follows:

[UA thousands]	**2012**	2011
Unrealized loss on fair-valued borrowings and related derivatives	(30,454)	(13,002)
Unrealized gain on derivatives on non-fair-valued borrowings and others	20,282	9,963
Total	**(10,172)**	**(3,039)**

Fair value gain attributable to changes in the Bank's "own credit" for the year ended December 31, 2012 amounted to UA 79.98 million (2011: loss of UA 63.51 million) and is included in the other comprehensive income.

The net unrealized gain on derivatives on non-fair-valued borrowings and others for the year ended December 31, 2012 amounted to UA 20.28 million. This included the income statement effects of hedge accounting consisting of an unrealized gain of UA 0.01 million representing hedge ineffectiveness and UA 5.51 million of amortization of fair value adjustment on the hedged risk (see Note G).

NOTE Q – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

[UA thousands]	**2012**	2011
Manpower expenses	220,206	180,140
Other general expenses	70,241	59,073
Total	**290,447**	**239,213**
Reimbursable by ADF	(185,270)	(159,326)
Reimbursable by NTF	(536)	(389)
Net	**104,641**	**79,498**

Included in general administrative expenses is an amount of UA 7.75 million (2011: UA 6.83 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)	**2012**	2011
Within one year	8,390	7,952
In the second to fifth years inclusive	13,134	11,113
Total	**21,524**	**19,065**

Leases are generally negotiated for an average term of one (1) to three (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

NOTE R – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service cost of UA 1.07 million were reported in the 2007 financial statements.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. Participants of the Plan as of May 11, 2011 were given up to December 31, 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from January 1, 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended December 31, 2011.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At December 31, 2012, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with

the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

The pension and post-employment medical benefit expenses for 2012 and 2011 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	Staff Retirement Plan		**Medical Benefit Plan**	
(UA millions)	**2012**	2011	**2012**	2011
Current service cost – gross	32.58	23.41	10.80	7.59
Less: estimated employee contributions	(8.76)	(7.40)	(2.12)	(1.99)
Net current service cost	**23.82**	**16.01**	**8.68**	**5.60**
Interest cost	18.32	17.31	5.32	4.13
Expected return on plan assets	(20.11)	(22.50)	(0.72)	(0.61)
Plan curtailment	-	(10.90)	-	-
Expense for the year	**22.03**	**(0.08)**	**13.28**	**9.12**

At December 31, 2012, the Bank Group had a liability to the SRP amounting to UA 107.29 million (2011: UA 46.07 million) while the Bank Group's liability to the post-employment aspect of the MBP amounted to UA 133.00 million (2011: UA 88.01 million).

At December 31, 2012 and 2011 the determination of these liabilities, which are included in "Other accounts payable" on the Balance Sheet is set out below:

	Staff Retirement Plan		**Medical Benefit Plan**	
(UA millions)	**2012**	2011	**2012**	2011
Fair value of plan assets:				
Market value of plan assets at beginning of year	364.94	345.40	22.14	18.67
Actual return on assets	36.01	7.88	0.43	(0.07)
Employer's contribution	17.51	16.46	4.23	3.98
Plan participants' contribution during the year	8.76	8.22	2.12	1.99
Benefits paid	(11.38)	(13.02)	(3.07)	(2.43)
Market value of plan assets at end of year	**415.84**	**364.94**	**25.85**	**22.14**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	411.00	338.25	110.15	74.22
Current service cost	23.82	16.01	8.68	5.60
Employee contributions	8.76	8.22	2.12	1.99
Interest cost	18.32	17.31	5.32	4.13
Plan curtailment	-	(10.90)	-	-
Actuarial loss	72.61	55.14	35.65	26.64
Benefits paid	(11.38)	(13.02)	(3.07)	(2.43)
Benefit obligation at end of year	**523.13**	**411.01**	**158.85**	**110.15**
Funded status:				
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	**(107.29)**	**(46.07)**	**(133.00)**	**(88.01)**

There were no unrecognized past service costs at December 31, 2012 and 2011. At December 31, 2012, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 196.64 million (2011: losses of UA 139.93 million). The cumulative net actuarial losses recognized

directly in equity through other comprehensive income for MBP were UA 62.41 million (2011: gains of UA 26.49 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)	**2012**	2011	2010	2009	2008
Staff Retirement Plan:					
Fair value of Plan assets	415.84	364.94	345.40	302.25	210.29
Present value of defined benefit obligation	(523.13)	(411.01)	338.25	(304.68)	(271.61)
Excess/(Deficit) funding	(107.29)	(46.07)	7.15	(2.43)	(61.32)
Experience adjustments on plan assets	(33.05)	(48.95)	(41.48)	(47.40)	(76.36)
Experience adjustments on plan liabilities	(163.59)	(90.98)	(35.84)	(28.38)	(19.12)
Net	**(196.64)**	**(139.93)**	**(77.32)**	**(75.78)**	**(95.48)**

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)	**2012**	2011	2010	2009	2008
Medical Benefit Plan:					
Fair value of plan assets	25.85	22.14	18.67	15.67	11.53
Present value of defined benefit obligation	(158.85)	(110.15)	(74.22)	(67.08)	(69.60)
Deficit funding	(133.00)	(88.01)	(55.55)	(51.41)	(58.07)
Experience adjustments on plan assets	(2.19)	(1.90)	(1.22)	(0.43)	0.01
Experience adjustments on plan liabilities	(57.42)	(24.59)	2.05	0.30	(11.71)
Net	**(59.61)**	**(26.49)**	**0.83**	**(0.13)**	**(11.70)**

Assumptions used in the latest available actuarial valuations at December 31, 2012 and 2011 were as follows:

	Staff Retirement Plan		**Medical Benefit Plan**	
(Percentages)	**2012**	2011	**2012**	2011
Discount rate	3.63	4.52	3.63	4.52
Expected return on plan assets	5.40	5.40	2.98	2.98
Rate of salary increase	3.73	3.73	3.73	3.73
Future pension increase	2.23	2.23		
Health care cost growth rate				
-at end of fiscal year			6.00	7.00
-ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2014	2014

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The

discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the initial medical cost inflation rate is assumed at 6 percent per annum between January 1, 2012 to December 31, 2012, thereafter a constant rate of 5% per annum will be used.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

	1% Increase		**1% Decrease**	
(UA millions)	**2012**	2011	**2012**	2011
Effect on total service and interest cost	4.112	2.372	(3.029)	(1.828)
Effect on post-retirement benefit obligation	43.179	27.951	(32.994)	(21.109)

No plan assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2012 and 2011 for the Staff Retirement Plan:

(UA thousands)	**2012**	2011
Debt securities	177,801	154,733
Equity securities	135,502	136,818
Property	63,393	36,895
Others	36,408	36,488
Total	**413,104**	**364,934**

At December 31, 2012 and 2011, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending December 31, 2013, are UA 18.50 million and UA 4.72 million, respectively.

NOTE S – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each

member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements. Net income allocation to the Fund in 2012 amounted to UA 35 million (2011: UA 35 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2012 and 2011 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended December 31, 2012 amounted to UA 1.78 million (2011: UA 1.77 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the years ended December 31, 2012, and 2011 was made up as follows:

(UA thousands)	**2012**	2011
Salaries	18,973	19,024
Termination and other benefits	7,205	6,926
Contribution to retirement and medical plan	3,798	3,704
Total	**29,976**	**29,654**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At December 31, 2012 outstanding balances on loans and advances to management staff amounted to UA 4.71 million (2011: UA 4.63 million).

NOTE T – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank's operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments. External revenue for the years ended December 31, 2012 and 2011 is detailed as follows:

(UA thousands)	2012	2011
Interest income from loans:		
Fixed rate loans	246,325	211,093
Variable rate loans	18,795	24,154
Floating rate loans	74,426	70,489
	339,546	305,736
Commitment charges and commissions	11,618	9,187
Total income from loans	**351,164**	**314,923**
Income from investments	197,647	168,850
Income from other debt securities	4,827	5,409
Other income	15,287	4,457
Total external revenue	**568,925**	**493,639**

Revenues earned from transactions with a single borrower country of the Bank amounting to UA 61.07 million for the year ended December 31, 2012 exceeded 10 percent of the Bank's revenue (2011: UA 67.10 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended December 31, 2012 and 2011 is detailed as follows:

(UA thousands)	Central Africa	East Africa	North Africa	Southern Africa	West Africa	Multinational	Total
2012							
Income from sovereign loans	67,299	4,910	105,921	72,454	3,165	559	254,308
Income from non-sovereign loans	4,764	9,921	10,815	34,517	22,537	14,302	96,856
	72,063	**14,831**	**116,736**	**106,971**	**25,702**	**14,861**	**351,164**
2011							
Income from sovereign loans	74,349	5,185	104,704	54,940	6,073	556	245,807
Income from non-sovereign loans	4,079	6,498	7,686	25,186	14,395	11,272	69,116
	78,428	**11,683**	**112,390**	**80,126**	**20,468**	**11,828**	**314,923**

As of December 31, 2012, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the Bank's Temporary Relocation Facilities in Tunis, as well as the newly established regional resource centers in Nairobi and Pretoria.

NOTE U – EVENTS AFTER THE BALANCE SHEET DATE

On March 27, 2013, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2013.

NOTE V – SUPPLEMENTARY DISCLOSURES

NOTE V–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2012 and 2011 were as follows:

		2012	2011
1 UA = SDR =	Algerian Dinar	120.224000	116.711000
	Angolan Kwanza	146.642000	150.656000
	Australian Dollar	1.488350	1.511680
	Botswana Pula	11.969800	11.491500
	Brazilian Real	3.148070	2.867330
	Canadian Dollar	1.529540	1.562540
	Chinese Yuan	9.666000	9.673520
	CFA Franc	764.734000	778.319000
	Danish Kroner	8.697620	8.820990
	Egyptian Pound	9.760980	9.445780
	Ethiopian Birr	27.796800	27.162800
	Euro	1.165830	1.186540
	Gambian Dalasi	52.716400	46.488000
	Ghanaian Cedi	3.017280	2.430780
	Guinean Franc	10,590.100000	11,135.300000
	Indian Ruppee	84.295700	81.783500
	Japanese Yen	133.020000	119.321000
	Kenyan Shilling	131.893000	158.238000
	Korean Won	1,648.350000	1,770.620000
	Kuwaiti Dinar	0.432105	0.426292
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	46.931600	45.023500
	Moroccan Dirham	12.961600	12.765200
	New Zealand Dollar	1.872240	2.038840
	Nigerian Naira	238.295000	237.489000
	Norwegian Krone	8.554320	9.200390
	Pound Sterling	0.953662	0.992989
	Sao Tomé Dobra	28,938.600000	27,751.300000
	Saudi Arabian Riyal	5.784160	5.757250
	South African Rand	13.065600	12.501500
	Swedish Krona	10.014000	10.629300
	Swiss Franc	1.408740	1.444530
	Tunisian Dinar	2.390220	2.304280
	Turkish Lira	2.734570	2.775330
	Ugandan Shilling	4,126.140000	4,112.870000
	United States Dollar	1.536920	1.535270
	Vietnamese Dong	32,011.000000	31,976.600000
	Zambian Kwacha	7.947570	7,782.650000

** No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.*

NOTE V–2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i) Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii) Post-Conflict Countries Assistance/Fragile States Facility

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2007/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives. Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values. The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

At December 31, 2012, the Board of Directors had approved relief for 30 ADB borrowing countries, of which 29 had reached the completion point.

iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans out- standing to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V–3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At December 31, 2012 and 2011, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the

NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on April 25, 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.71 million) was made to the Government of Nigeria from the resources of the Fund. A second request for withdrawal of US$ 200 million was disbursed to the Government of Nigeria in July 2009.

The resources of the NTF at December 31, 2012 and 2011 are summarized below:

(UA thousands)	**2012**	2011
Contribution received	128,586	128,586
Funds generated (net)	152,060	150,044
Adjustment for translation of currencies	(116,025)	(115,891)
	164,621	**162,739**
Represented by:		
Due from banks	4,905	7,087
Investments	121,664	99,240
Accrued income and charges receivables on loans	1,518	1,505
Accrued interest on investments	67	61
Other amounts receivable	3	4
Loans outstanding	50,840	55,508
	178,997	163,405
Less: Current accounts payable	(14,376)	(666)
	164,621	**162,739**

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2012 and 2011 follows:

(UA thousands)	**2012**	2011
Fund balance	72,464	67,473
Funds generated	4,762	4,805
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(74,028)	(67,125)
	3,199	**5,154**
Represented by:		
Due from bank	921	1,237
Investments	2,277	3,908
Interest receivable	1	9
	3,199	**5,154**

At December 31, 2012, a total of UA 3.12 million (2011: UA 3.26 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE V–4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i) The Mamoun Beheiry Fund was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2012, a total of US$ 13.45 million (2011: US$ 13.45 million) had been so repaid.

iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2012 and 2011 are summarized below:

	(UA thousands)	**2012**	2011
i)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from investments	194	183
		346	335
	Less: Prize awarded	(30)	(30)
	Gift	(25)	(25)
		291	280
	Represented by:		
	Short-term deposits	277	266
	Due from banks	14	14
		291	280
ii)	**Arab Oil Fund (contribution of Algeria)**		
	Net contribution	651	651
	Represented by:		
	Loans disbursed net of repayments	651	651
iii)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	20,810	20,832
	Funds generated	5,558	5,564
		26,368	26,396
	Relief granted	(23,092)	(22,921)
		3,276	3,475
	Represented by:		
	Due from banks	745	938
	Investments	2,531	2,534
	Accrued interest	0	3
		3,276	3,475
	Total Resources & Assets of Trust Funds	**4,218**	**4,406**

NOTE V–5: GRANTS (Donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Africa Water Facility Fund	66,909	72,210
African Trade Fund	9,859	-
African Legal Support Facility	11,088	9,293
African Economic Outlook	32	1,066
African Community of Practice	2,502	-
AMINA	1,442	1,445
Canada	14,850	4,447
Chinese Government Grant	371	501
Clean Technology Fund	2,271	4,690
Congo Basin	64,530	58,248
Denmark	-	625
Fertilizer Financing Mechanism	8,596	8,445
Finland	3,525	3,521
France-BAD (Fonds d'Assistance Technique)	1,233	1,408
Global Agriculture and Food Security Programme (GAFSP)	11,490	8,402
Global Environment Facility (GEF)	2,596	3,369
Governance Trust Fund (GTF)	3,835	2,965
ICA – Infrastructure Consortium for Africa	1,590	1,759
International Comparison Programme – Africa (ICP – Africa)	27	25
IMDE (Initiative Migration and Development)	5,425	4,425
India	3,683	2,988
Investment Climate Facility for Africa	27,186	24,275
Italy	2,139	2,337
Japan (FAPA)	21,545	21,785
Korea Trust Fund	14,275	11,820
Making Finance Work for Africa	960	684
Microfinance Trust Fund	4,397	4,220
Multi-donor Water Partnership Program	1,451	1,848
Nepad Infrastructure	17,224	16,979
Norway	1,307	1,369
Portuguese Technical Cooperation Trust Fund	1,337	1,587
Programme for Infrastructure Development in Africa (PIDA)	165	451
Rural Water Supply and Sanitation Initiative	65,294	61,776
SFRD (Great Lakes)	714	1,744
South South Cooperation Trust Fund	1,986	651
Spain (ADB – Spain Cooperation Program)	-	13
Statistical Capacity Building (SCB) – Phase II	2,234	-
Strategic Climate Fund	3,740	-
Sustainable Energy Fund for Africa	29,635	29,667
Swedish Trust Fund for Consultancy Services	205	241
Switzerland Technical Assistance Grant	79	241
The Netherlands	0	2
The Nigeria Technical Cooperation Fund	16,015	16,697
The United Kingdom	3,005	4,368
The United Nations Development Programme	2	21
Zimbabwe Multi-donor Trust Fund	78,120	44,300
Others	47	50
Total	**508,916**	**436,958**